SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549




                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                           CIRCLE GROUP INTERNET INC.
                 (Name of Small Business Issuer in Its Charter)


           ILLINOIS                                           36-4197173
(State or Other Jurisdiction of                            (I.R.S. Employer
Incorporation or Organization)                           Identification No.)

 1011 CAMPUS DRIVE, MUNDELEIN, ILLINOIS                         60060
(Address of Principal Executive Offices)                      (Zip Code)

                                 (847) 549-6002
                         (Registrant's Telephone Number)


Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

                   Common Stock, $0.00005 par value per share
                                (Title of Class)




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                                     PART I


The Issuer has elected to follow Form 10-SB, Disclosure Alternative 2. The Issuer is filing this Form 10-SB registration statement on a voluntary basis.

ITEM 6.           DESCRIPTION OF BUSINESS.

GENERAL

         Circle Group was formed by Gregory J. Halpern, Chairman and Chief Executive Officer, as an Illinois corporation in May 1994 under the name Circle Group Entertainment Ltd., and in 1997 changed its name to Circle Group Internet Inc. Circle Group, with its subsidiaries, is an Internet company with e-finance, business consulting, e-tailer, and software development divisions. Circle Group's principal executive offices are located at 1011 Campus Drive, Mundelein, Illinois 60060, its telephone number is (847) 549-6002 and its website address is www.circlegroupinternet.com. We had no business operations except for research and development activities between May 1994 and January 1997. Circle Group researched technological developments that could give businesses the ability to enhance revenue-generating opportunities through an Internet presence. This research led to the development of various software products, which were marketed principally to businesses with web sites. Our first business ventures were related to the development and marketing of software products that strategically placed web sites in search engines.

         We have organized our business units into four reportable segments: e-finance, business consulting, e-tailor and software development, which are described in more detail below. The accounting policies of Circle Group are further described in the financial statements herein and the notes thereto.

         On July 22, 1999, our board of directors declared a 2-for-1 stock split of the outstanding common stock. Our articles of incorporation were also amended to decrease the par value per share of the common stock to $.00005. On November 16, 2000, our board of directors declared a 2-for-1 stock split of the outstanding common stock. Our articles of incorporation were also amended to provide that the par value of our common stock remain at $.00005. Any disclosure in this Form 10-SB with respect to shares of common stock reflects the stock split.

PRINCIPAL SERVICES PROVIDED AND BUSINESS MODEL

         As a result of Gregory J. Halpern's experience of seeking financing for Circle Group from venture capitalists and investment bankers, he recognized a need for an alternative method of raising capital for emerging technology companies. From June 1998 through January 1999, Mr. Halpern developed a strategy and then organized a direct stock offering of Circle Group stock using the Internet. The offering was exempt from registration by Regulation A under the Securities Act, and was fully subscribed within three weeks. Circle Group believes that it is the first company to complete an end-to-end stock offering entirely over the Internet without the assistance of any participants from the traditional investment banking community. As a result of

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this experience, Circle Group developed the core business strategy to be a single provider of e-solutions (through CGI Total Media, Inc.) and business consulting services (Consulting CGI) coupled with investment banking and financial services (CGI Capital, Inc.). Circle Group believes that its eMentor Capital(TM) business model is the next evolution in growing and developing emerging businesses. e-Mentoring consists of developing a company's technological presence, assisting with business consulting and raising capital.

         We believe that the growth of the digital marketplace over the past few years has created unprecedented business opportunities. A few of the thousands of start-up e-commerce firms launched over the past three years have positioned themselves well in their respective markets, such as Amazon.com and eBay. We believe that, while some dot.com companies have grown, very few have profited, and fewer still have created business models that allow for sustained growth and profitability. As competition intensifies, business and consumer e-commerce customers become more demanding of their suppliers, resulting in more expensive financing and an increased level of difficulty in obtaining funding.

         Under our unique business model, a partnership is created with the entrepreneurs to assist them in many aspects of their business. The specialized mentor-oriented services offered by the eMentor Capital(TM) business model differ from traditional methods by empowering entrepreneurs rather than controlling them.

         INVESTMENT BANKING FINANCIAL SERVICES. CGI Capital, Inc., a Florida corporation, is the investment banking subsidiary that conducts our eMentor CapitalTM program. CGI Capital is a fully licensed broker-dealer and NASD member. CGI Capital's activities focus on the Internet sector and, more generally, on issuers who seek to market their stock offerings to investors with a technology interest.

         CGI Capital provides entrepreneurs three different ways to raise capital for their companies: direct investment; private placements; and baseMentors.com. These methods may be used individually or in combination. This distinguishes CGI Capital from many of its competitors in the capital-raising community because many firms focus on only one or two options for fundraising.

         Direct Investments. CGI Capital's investment strategy is to search for businesses that operate in the non-traditional space of the Internet, while using more traditional methods of operation. CGI Capital looks for companies that are generating revenues, operating their businesses with responsible spending policies, and have respect for shareholder value. Investment capital is used conservatively and efficiently to grow the business. Each investment opportunity is considered on a case-by-case basis. CGI Capital has engaged in direct investments when prospective client companies needed capital in a short period of time (thus not affording the opportunity to conduct a private placement) and/or where the nature of investment opportunities offered did not allow CGI Capital to act as the placement agent in the past. Any future direct investments by us would be measured against the requirements to register as an investment company under the Investment Act of 1940.

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         Private Placements & The Funds-In(TM) Program. The Funds-In(TM) Program
enables companies to fulfill their fundraising effort through private placements utilizing both the Internet and the traditional methods of equity financing. CGI Capital's fundraising process benefits participants by:

         o        Raising funds at a fraction of the traditional cost.
         o        Valuing companies commensurate with their potential.
         o Ensuring that entrepreneurs retain ownership, creativity and autonomy while raising necessary funds.
         o Allowing companies' management to stay focused on their core business objectives throughout the process.

         CGI Capital offers private placements through non-traditional investment banking methods using the Internet to offer and sell securities directly to individual accredited investors and institutional funding sources in accordance with the rules and regulations of the SEC.

         Qualified individuals and firms are offered the ability to view the client company's offering materials at its password-protected Funds-In(TM) web site at www.cgicapital.com. Potential qualified funding sources desiring more information relating to a Funds-In(TM) private placement are forwarded a private placement memorandum, client company materials, subscription and related documents. Additionally, with each private placement opportunity, CGI Capital sets up a road show allowing the client company to present its business model and private placement memorandum to our network of qualified high net worth individuals and institutional funding sources. This presentation is videotaped and placed on a computer disc that can be sent along with other required materials to other prospective qualified investors who were unable to attend the initial road show. The presentation also is digitized and stored on the CGI Capital web site for viewing by our proprietary database of qualified individual and institutional investors via the Internet.

         If a funding source determines to invest in the client company, subscription agreements and funds are sent to the client company's escrow agent. The client has the final decision to accept or reject a subscription from a particular funding source or investor or to limit the number of securities they may purchase. After a subscription has been accepted the escrow agent will send the subscription funds to the client company net of the transaction commissions which are sent to CGI Capital. CGI Capital does not accept subscription proceeds or otherwise handle subscription funds. CGI Capital may take an equity ownership in the offerings it conducts. CGI Capital will not take any fees in equity securities, however, if that would require the company to register as an investment company under the Investment Company Act of 1940.

         CGI Capital entered into a consent decree with the SEC in September 2000, pertaining to its dissemination of certain preliminary information about two unregistered securities offerings to investors through e-mail messages, including giving investors a password to its web site. CGI Capital consented to a censure and agreed to pay a $25,000 civil penalty.

         www.baseMentors.com. baseMentors.com is an online posting service that CGI Capital created to assist entrepreneurs and investors fund promising early-stage technology startups. baseMentors.com will enable qualified Internet-based investors to review posted business plans of client companies on its web site anonymously, without obligation and at their own pace and time. This site will act as a matching service with CGI Capital taking a fee and, in some cases in the past, a small equity position in the company to post its business plan. Investors will be able to

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identify prospects on baseMentors.com, and then proceed directly online or offline to meet the company and negotiate a mutually beneficial deal.

         baseMentors.com will also serve as a business-to-business meeting place for companies looking to conduct business on the Internet. Client companies will be able to log onto the site, post information about themselves, create hyperlinks to their home web sites and solicit business as desired. Companies will be able to view data about other companies in industry specific categories to identify any synergies between the two groups.

         RESEARCH & ANALYSIS. CGI Capital's research & analysis team takes a comprehensive approach to analyzing the integration of technology by businesses, consumers and society and the impact of this process on a client company's business model. By focusing on the Internet and new emerging technologies, CGI Capital's research and analysis team forms a detailed analysis of companies within these sectors. As part of its activities, the team tracks the relevant competitors and industry leaders to discern the dynamics of each company's market niche and potential. Prospective clients undergo a screening process during which its business plan is reviewed and preliminary due diligence is conducted. Management teams of the companies that successfully pass our preliminary screening process are invited to make a presentation of their business plan. During this phase, additional due diligence, including an industry analysis, is undertaken. When a decision is made to proceed with an offering, CGI Capital then enters into agreements with the company outlining the terms under which CGI Capital will act as financial consultant or placement agent.

         MERGERS AND ACQUISITIONS DIVISION. CGI Capital's Mergers & Acquisitions (M&A) Division advises clients on whether a proposed merger or acquisition transaction is in the client's best interest, and how such a strategy can best be implemented. One goal of our M&A Division is to identify and take advantage of the strategic positions that we think exist throughout the Internet economy today. CGI Capital believes that, as Internet commerce continues to evolve, a growing number of participants will decide that their interests are better served by aligning themselves with other firms in ways that are mutually beneficial. CGI Capital, through the M&A Division, receives cash fees upon completion of successful transactions.

         NETWORK OF INSTITUTIONAL FUNDING PARTNERS. CGI Capital has been developing relationships with investment banking firms and venture capital firms since 1999 to further expand capital raising capabilities. During a capital raise for a client, our representatives contact our pre-existing institutional funding sources to inform them of the new private placement offering and provide preliminary information about the client company's business. A private placement memorandum and related materials are then sent to any firms that have expressed interest in the client company's offering. The client company's escrow agent handles any subscriptions for the client and CGI Capital receives a commission on subscriptions made by our funding sources.

         NETWORK OF INDIVIDUAL ACCREDITED INVESTORS. Historically, individual investors, even though accredited, have not enjoyed widespread access to private placement opportunities in emerging technology companies. Professional venture capital firms typically have dominated that market. In the traditional funding models, individual investors have less opportunity to buy

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into quality emerging companies unless they have an "inside track." We believe that qualified investors benefit from the eMentor Capital(TM) business model because they have access to information and opportunity to buy into emerging companies below the price they would pay if these companies reached the public market. By providing access to companies through private securities offerings, CGI Capital brings qualified individual investors the opportunity to invest at an early stage of a company's development. These investment opportunities are available to all accredited investors that have pre-existing relationships with us.

         CGI Capital has developed its own infrastructure to introduce individual investors to private placements via the Internet patterned after recent SEC guidance regarding electronic delivery of materials. Potential individual investor network participants through CGI Capital have the ability to register as "members" of CGI Capital via the web site. All members receive their own unique user names and passwords. Through our web site, an individual accredited investor who becomes a member of CGI Capital has the ability to view offering memorandums, marketing materials and virtual road shows, subscribe directly online, or have a CGI Capital licensed representative assist in the process.

         CGI Capital's procedure first requires that a potential member complete an investor questionnaire that is evaluated by CGI Capital. The questionnaire requests such information as:

         o  current and previous year's income
         o  calculation of net assets
         o  prior investment experience
         o  employer information
         o  industries of interest

         Using this and other information, our licensed representatives are able to assess the financial strength and investment acumen of the proposed member.

         When CGI Capital obtains a new listing, it sends an e-mail to our member database informing them of the new listing on the CGI Capital web site, with a hyperlink guiding them directly to the company's password-protected investor-relations web site. At this site, members can find the digital private placement memorandum, marketing materials, virtual presentations, and other company information. Members will not have access to offering documents or materials posted on the web site prior to their accredited investor determination. Members interested in receiving more information about the private offering send an indication of interest to CGI Capital. Members can also request a hard copy of the offering documents. At this time, if the member is interested in investing, he/she can subscribe directly on-line via the web site or contact CGI Capital directly. If the member subscribes on-line, a CGI Capital licensed representative contacts the member to ensure all information submitted on-line is correct. The licensed representative also reviews the process involved with submitting funds via the issuer's escrow account. We do not charge potential investors a fee for accessing the offering documents or the use of www.cgicapital.com.

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         CONSULTING CGI. Consulting CGI was developed as a result of Circle
Group's own growth experience. We believe that most entrepreneurs are highly knowledgeable in specific areas of their business, but require various consulting services in order to grow their companies. These services include: consulting to assist them in managing their employees, refining their infrastructure, developing an online identity, and supporting overall business efficiency. Circle Group established its business consulting division to meet this need.

         Using formal and informal consulting services, our goal is to reproduce and implement Circle Group's infrastructure model to strengthen the operations infrastructure of our client companies. The scope of the business consulting services provided by Consulting CGI is limited to operational consulting services and does not include raising capital.

         The duties of this division may extend from assisting a company in writing an employee handbook to developing a marketing campaign targeting a specific audience. The goal is to offer a full range of consulting, so client companies can focus their resources and energies on growing their business. These services include:

         o  Corporate Communications             o  Internet Marketing Strategy
         o  Technology Support                      Development
         o  Strategy and Planning Consulting     o  Strategic Networking
         o  Sales Training                       o  Business Plan Development
         o  Operations Consulting

         E-SOLUTIONS BY CGI TOTAL MEDIA, INC. Circle Group's roots are in web design, browser development, and Internet marketing software. As we grew to offer more services, our web-design division expanded in July 2000 into CGI Total Media, Inc., an Illinois corporation. We believe that many companies provide web site design assistance, but do not offer a complete package that will give a business an added advantage. CGI Total Media offers a complete e-solutions package for small to mid-size businesses.

         Most media-based companies focus on either web development, video production, sound creation, multimedia development, or print design. CGI Total Media differentiates itself by offering all of these services. This model allows CGI Total Media to provide a complete and unified corporate image for its clients. All forms of marketing media from logos to multimedia presentations and an effective web site are all integrated in a cohesive manner. We believe this is important to create a brand identity for our clients. We provide working solutions for the marketing needs of our clients. These are "attention-getters" designed and produced to yield positive results that promote our client's products or services.

         CGI Total Media's marketing e-solutions can help a company achieve their desired results by offering services such as web design, browser development, audio/video capabilities, e-commerce, interactive multimedia, traditional graphic design, animation, illustration and video game development. Since its incorporation, CGI Total Media has assisted numerous client companies with web design, graphic design, browser development and/or other services.

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EMPLOYEES AND LABOR RELATIONS

         As of August 17, 2001, we employed 25 persons, 23 full time and 2 part time. The company believes that this staffing will be sufficient to manage the company and carry on its current business. Staffing may need to be increased to meet future operational requirements. None of our employees are represented by a labor union and we are not governed by any collective bargaining agreements. We believe that relations with our employees are good. All of our employees, including key management, have signed three-year employment contracts.

COMPETITION

         Although we compete with other Internet-related firms providing e-solutions, consulting, and financial services on an individual basis, we believe that our eMentor Capital patent-pending business model, which combines all of these services, provides better, more comprehensive guidance for emerging companies. In addition, we also compete with incubators and Internet development companies that assist entrepreneurs with funding and various related services and with non-Internet firms such as banks, insurance companies, brokerage firms and venture funds. Typically, incubators invest in focused or related industries, offering necessary services, and encouraging their portfolio firms to work together on a preferred basis. This model encourages incubators to spin companies into their network, establishing a tightly related but loosely controlled network that does not always allow a company to operate successfully on an individual basis.

         There are substantial barriers to entry, including significant capital expenditure and technological requirements, to competitors who would seek to provide services to develop emerging technology companies similar to our services. Many such development companies have financial resources, operating histories, and strategic alliances that are significantly greater and more developed than our own. We are not aware, however, of any other company or person that has developed a program similar to our eMentor Capital business model.

MARKETING

         Our fundamental marketing strategy has been to focus on our two core target markets - entrepreneurs and investors. We compete within the capital-raising and business development industry by providing value-added services in addition to funding emerging technology companies. We believe that this approach has allowed us to develop a strong market presence within the institutional-investing community by offering entrepreneurs a unique funding and assistance program while qualified investors receive potentially better opportunities.

         In order to gain visibility and build relationships in the financing and entrepreneurial communities, we have attended, and will continue to attend, numerous networking events and trade shows throughout the United States. We obtain a majority of our entrepreneurial customers and business plans from the relationships that we have developed while attending these types of events, as well as from our existing network. We receive up to 40 business plans a week from entrepreneurs seeking funding. CGI Capital, our broker-dealer subsidiary, has a membership base of 2,000 accredited investors from which to network deals and private placements.

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         We also maintain a public relations campaign promoting some of our portfolio companies and ourself. Our efforts involving news alerts and press releases have resulted in Circle Group receiving significant attention from the media. We have also developed what we believe are dynamic marketing materials to support our selling efforts.

         Having established our marketing materials and making strides within the investment community, our future marketing plans among the investing and entrepreneurial communities include:

         o Targeting additional institutional investors for larger investment opportunities;
         o Addressing the large concentrations of funding sources in the European and Asian markets; and
         o Promoting our portfolio companies' successes through financial media outlets.

RECENT DEVELOPMENTS

         As part of our restructuring to avoid having to register as an investment company under the Investment Company Act of 1940, we entered into a purchase agreement to acquire our headquarters building. The acquisition will be financed in part with a mortgage loan. Circle Group and one other tenant occupy the entire building. The purchase agreement was signed on August 16, 2001.

         We are also negotiating to acquire certain patents, licensing agreements and other agreements for software and web based products from a company located in New York. We believe that these assets are an excellent fit with Veridisc's business and create significantly expanded opportunities. The company is operating under the protection of Chapter 11 of the Bankruptcy Act. The transaction will require approval by the bankruptcy court.

OPERATING SEGMENTS

         We have organized our business units into four reportable segments: e-finance (CGI Capital), business consulting, (Consulting CGI), e-tailer (On-Line Bedding Corp.) and software development (Veridisc Corporation). The e-finance segment is a broker-dealer that offers and sells securities in private placements. The business consulting segment develops distinctive websites and provides business consulting services. The e-tailer segment is a distributor of pillows, blankets, and other bedding products. The software development segment is a development stage company that is currently planning to market a patent-pending digital rights management system. Our other subsidiary, CGI Worldwide, Inc., does not meet the quantitative thresholds of a reportable segment.

         The company's management reviews the operating companies' income to evaluate segment performance and allocate resources. Operating companies' income for the reportable segments excludes income taxes and amortization of goodwill. Provision for income taxes is centrally managed at the corporate level and, accordingly, such items are not presented by

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segment since they are excluded from the measure of segment profitability reviewed by the company's management. Goodwill and the related amortization are principally attributable to the business consulting segment.

CIRCLE GROUP'S SUBSIDIARIES

         The following is a brief description of our principal operating subsidiaries.

         VERIDISC(TM). In July 2000, CGI Capital began an eMentor project on its wholly-owned subsidiary Veridisc(TM). Veridisc(TM) is a patent-pending digital rights management (DRM) system that guides consumers to register and authorize access to multimedia content and commercial software via the Internet when utilizing the material on their computers. This company will offer its DRM system to entertainment and software companies. The system is based on the FairPlay(TM) methodology which assumes that consumers need systems to pay for authorized digital content. FairPlay(TM) provides easy, cost-effective solutions to problems created by web sites such as Napster and widespread piracy of commercial software. FairPlay(TM) is Veridisc's commercial web distribution platform for multimedia files. Veridisc(TM) is refining its systems and currently plans to launch the system commercially in 2001. Circle Group assisted Veridisc(TM) with building its web site and technology.

         ONLINE BEDDING CORP. In January 1999, Circle Group acquired 100% of the issued and outstanding stock of Online Bedding Corp., Inc. from Edward L. Halpern, one of our directors, and his wife in exchange for 800,000 shares of our common stock. Online Bedding is an Illinois corporation founded in 1981. Online Bedding is a distributor of pillows, blankets and other bedding products to airlines, hospitals and other commercial and institutional customers and reported annual revenues of approximately $1 million in 2000. On-Line Bedding subcontracts the production of pillows, blankets and other bedding products to manufacturers. Revenues from Online Bedding constituted approximately 70.6% of our consolidated revenues in 1999 and 70.6% of our consolidated revenues in 2000 and 92.4% for the six-month period ended June 30, 2001.

         Since the purchase of On-Line Bedding, we have developed an e-commerce site to expand On-Line Bedding's current operations. This web site, www.bedsandbeyond.com, offers single and multi-pack quantities of pillows, blankets, mattress pads, quilts, mattresses, and other products at factory direct prices.

         Presently, customers who use the online store can conduct targeted searches through a catalog of over 500 products, browse among featured product lines, participate in promotions, view informational videos, and access customer support representatives by telephone, fax, and e-mail during regular business hours.

         CGI WORLDWIDE, INC. According to research published by International Data Corporation, by 2003 an estimated 67 percent of Internet users will log on outside of the United States, while the foreign share of e-commerce will reach 56 percent - up from 26 percent in 1998. Although the United States currently controls over 60 percent of the global B2B e-commerce market, the Gartner Group projects that the American share will plunge to less than 40 percent by 2004, when worldwide business-to-business e-commerce is projected to reach $7.3

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trillion. These statistics demonstrate that the Internet is growing quickly in the global marketplace.

         We are beginning to formalize our global initiative through CGI Worldwide, Inc., an Illinois corporation formed in 2000. Our goal is to license our eMentor Capital (TM) business model internationally to other firms. CGI Worldwide plans to license our business model and work with international companies to build and successfully grow ventures within their respective countries. Circle Group would in turn plan to receive a fee for the licensing of its business model. CGI Worldwide is a development stage company, which has had no operations since its formation.

OVERVIEW OF SELECTED CLIENT COMPANIES

         The following is a brief description of some of our client companies.

         STARTECH ENVIRONMENTAL CORP. In September 1999, CGI Capital invested $500,000 in Startech Environmental Corporation through the purchase of shares of convertible preferred stock in a private placement. We have been retained, through CGI Total Media, to develop and design a new website for Startech. Startech is currently trading on the Nasdaq SmallCap Market (NSC: STHK). Startech produces waste management equipment using its proprietary plasma waste conversion technology. This equipment minimizes waste, prevents pollution from hazardous and non-hazardous organic and inorganic waste, and recovers valuable commodity resources. The company is establishing a worldwide presence with the selling of its plasma waste converter in Japan, Poland, Taiwan, South Africa, Egypt and the United States. On February 20, 2001, we converted the convertible preferred shares into 90,198 common shares of Startech, which were registered for resale in a registration statement filed under the Securities Act of 1933. Recently, Startech received a letter of intent for a mobile plasma waste converter from ECO Tech Ltd. in Ireland. On August 14, 2001, the stock closed at $4.67 per share.

         PAW ISLAND, INC. In November 1999, CGI Capital, Inc. raised approximately $933,000 in a best-efforts Funds-In(TM) private placement for Paw Island, Inc. to institutional and individual investors. In addition, we received 308,000 shares of restricted common stock for business consulting, multimedia development, and web design services provided to this company. Paw Island focuses on teaching life lessons to children through wholesome entertainment. It has created and delivered non-violent, entertaining, and virtuous children's content through a combination of interactive CD-ROMs and web-based media. In conjunction with this media are a line of private label wearable T-shirts, a proprietary web browser and toys. Paw Island is currently in production on its first home video expected to be released by the end of 2001.

         FURNITUREFIND.COM. In November 1999, CGI Capital and Circle Group made a direct investment in FurnitureFind.com's equity securities and provided $2 million in financing through the funding of a convertible bridge loan. At the time of the investment, we believed that FurnitureFind was one of the leading online furniture sites on the Internet, in terms of on-line sales. Currently, FurnitureFind.com is the number one furniture web site according to Gomez Advisors and Top9.com. As a result of a series of transactions, the company's business has been divided into FF Holdings Corp. (the "clicks and mortar" business) and Bookouts Furniture, Inc.

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(the "bricks and mortar" business). Circle Group and CGI Capital hold shares of common stock in both FF Holdings and Bookouts. CGI Capital also holds a warrant to purchase shares of common stock of FF Holdings. Recently, FF Holdings signed a business leasing program agreement with a third party to assist business customers with financing.

         MAXCESS, INC. CGI Capital worked with Maxcess, Inc. on both a direct investment and a private placement. In May 2000, CGI Capital invested $1 million through the purchase of common stock in this company as part of a private placement. In addition, CGI Capital, Inc. assisted Maxcess in raising approximately $3 million during a private placement for the company in June 2000 to both institutional and individual investors. Maxcess offers converged networks, local phone services, long distance, and high-speed Internet access using packet switch technology over existing phone lines. Management has been unable to value its investment in Maxcess for financial statement purposes due to a lack of readily available financial information about the company. Management is not aware of any event which would indicate that our investment in Maxcess is or has been impaired.

         MORTGAGE BANKING CENTER.COM. In August 2000, CGI Capital assisted Mortgage Banking Center in their capital raising efforts by providing a $750,000 direct investment in return for an 8% convertible promissory note. CGI Capital also conducted a $650,000 Funds-In(TM) private placement of preferred convertible promissory notes to individual investors. The company is an early-stage, business-to-business managed service provider serving the home ownership industry. Using its proprietary web-based platform, MBC utilizes industry professionals as a point of access to the home ownership industry, providing the end consumer with a comprehensive line of products and services including mortgages, home warranty and home inspection services. MBC believes that consumers will benefit from the convenience of the "one-stop-shopping' and the savings the company's services can provide, while its members will enjoy diversified income streams, an e-commerce enabling platform, training, and customer relationship management tools to help grow their businesses.

RISK FACTORS

         The following risks are material risks that we face. If any of the following risks occur, the business of our company and its operating results could be seriously harmed.

         WE HAVE A HISTORY OF OPERATING LOSSES AND CANNOT GUARANTEE PROFITABLE OPERATIONS IN THE FUTURE. ANY FAILURE ON OUR PART TO ACHIEVE PROFITABILITY MAY CAUSE US TO REDUCE OR EVENTUALLY CEASE OPERATIONS. We reported a net loss of $1,999,191 for the six months ending June 30, 2001 and a net loss of $1,869,794 for the six months ending June 30, 2000. If we continue to incur significant losses our cash reserves may be depleted earlier than currently anticipated, and we may be required to limit our future growth objectives to levels corresponding with our then available cash reserves.

         WE HAVE A LIMITED OPERATING HISTORY, WHICH MAY NEGATIVELY IMPACT AND LIMIT OUR ABILITY TO ATTRACT QUALITY CLIENTS AND SUPPORT OUR EXISTING CLIENTS AND COULD ADVERSELY AFFECT OUR ABILITIES TO INCREASE OUR REVENUES. The uncertainties regarding the Internet's technical limitations and competition increase the risks associated with an investment in Circle Group.

Our success is dependent on market acceptance of our services. We have not conducted, nor have others made available to us, results of market research indicating that market demand exists for our business services.

         WE MAKE NO PROJECTIONS REGARDING THE VIABILITY OF OUR BUSINESS SERVICES AND WE CANNOT ASSURE YOU THAT WE WILL ACHIEVE THE RESULTS DESCRIBED. We make no projection with respect to our future income, assets or business. No expert has reviewed our business plan for accuracy or reasonableness. It is likely that our actual business and results of operations will differ than presented herein.

         THERE IS NO TRADING MARKET FOR OUR SECURITIES. We currently intend to pursue a listing on the NASD's Electronic OTC Bulletin Board. We do not know if our application for listing will be accepted. Even if our common stock is accepted for listing, we do not know if a trading market for our common stock will ever be established or of any analysts who intend to institute research coverage on our common stock if it should be included for listing. The absence of any meaningful trading market in our common stock will adversely affect our stockholders' ability to sell the common stock in the future.

         OUR COMMON STOCK MAY BECOME SUBJECT TO THE PENNY STOCK RULES IF IT IS APPROVED FOR TRADING. A "penny stock," for purposes relevant to us, is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share. Transactions involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth the basis on which the broker or dealer made the suitability determination and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

         IF WE ARE REQUIRED TO REGISTER AS AN INVESTMENT COMPANY, IT WILL HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS. The Investment Company Act of 1940 applies to issuers who come within the Act's definition of an investment company. Unless an exemption or other relief is obtained, an investment company must register under the Act and comply with provisions which, among other things, impose restrictions regarding the company's capital structure, the composition of the company's board of directors, transactions with affiliated persons of the company, and the company's issue, sale and repurchase of its securities. In accordance with discussions with the staff of the SEC's Division of Investment Management, we have recently restructured our operations to avoid having to register as an investment company. We do not intend, and have not intended, to conduct our business so that we are deemed to be an investment company. If we nevertheless are deemed an investment company, we would be required to register under the Act, seek an exemption from registration, elect to subject ourselves to the Act's business development company provisions and/or restructure ourselves to avoid investment company status. Any of the foregoing actions may have a material adverse effect on us.

         WE MAY NEED ADDITIONAL FUNDING AND SUCH FUNDING MAY NOT BE AVAILABLE. IF SUCH FUNDING IS AVAILABLE, IT MAY NOT BE OFFERED ON SATISFACTORY TERMS. If we are unable to generate sufficient cash flow or otherwise are unable to obtain funds necessary to meet our projected funding requirements, our business, financial results and results of operations will be adversely effected, possibly resulting in the cessation of business.

         THE SECURITIES THAT WE HOLD ARE ILLIQUID AND WE DO NOT HOLD ANY COLLATERAL. The outstanding bridge loans we have made to third parties are not secured and if we do not receive repayment or if the borrower defaults on repayment, the loss of funds may negatively impact our ability to fund future growth. None of the approximately $1,155,000 in outstanding bridge loans which we have made to third parties are collateralized. While all of these loans are convertible at our option into equity, none of these companies are currently publicly-traded. One loan, in the aggregate principal amount of $200,000, carries a maturity date of July 1, 2001. Another loan, in the aggregate principal amount of $100,000, carries a maturity date of August 31, 2001. We have received an interest payment of $13,333 on this loan. The $750,000 balance consists of one loan, which carries a maturity date of August 9, 2005. The loan due July 1, 2001 has not yet been repaid and we have sent a letter to the borrower demanding immediate payment. We have received an interest payment of $36,666 on this loan. If one or more of the borrowers default on these loans, we cannot guarantee that we will ever be successful in securing repayment of the amounts due. Any loss by us of the funds due from these borrowers will negatively affect our ability to fund future growth.

         We previously accepted restricted securities as payment for services. We are not currently planning to continue to accept stock for services in the future and have restated our 1999 financial results to eliminate recognition of any revenue from receipt of restricted securities for past consulting services. To the extent that Circle Group has accepted restricted securities as payment for its business consulting services, it has deferred revenue recognition with respect to these securities. If such securities become worthless, no revenue with respect to these services will be realized. Eliminating the possibility of clients paying for our services with securities may negatively impact our ability to attract clients that could not otherwise pay for our services with cash. We cannot predict what effect, if any, future change in our fee structure for our business consulting and e-solutions services may have on our ability to attract business consulting and e-solutions clients.

         OUR SUCCESS DEPENDS TO A SIGNIFICANT DEGREE ON KEY MANAGEMENT AND THE LOSS OF SERVICE OF KEY MANAGEMENT COULD HAVE A NEGATIVE IMPACT ON OUR PERFORMANCE. Our success depends to a significant degree upon the performance of our founder and chief executive officer, Gregory J. Halpern. The loss of service of Mr. Halpern could have a material adverse effect on our operating performance and viability as a going concern. Presently, we have and maintain a $5 million "key man" life insurance policy on Mr. Halpern.

         WE MAY NOT BE ABLE TO KEEP UP WITH THE RAPID TECHNOLOGICAL CHANGE OF TODAY'S MARKETPLACE. The market for Internet services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new service and product introductions. Our future success will depend, in part, on our ability to use leading technologies effectively, to develop its technical expertise, to enhance our services and to develop new services that meet changing customer needs on a timely and cost-effective basis. Our failure to use new technologies effectively, develop new services or enhance existing services on a timely basis would have a material adverse effect on our business, financial condition and results of operations.

         THE INTERNET MAY BECOME SUBJECT TO SIGNIFICANT GOVERNMENT REGULATIONS IN THE FUTURE, WHICH COULD NEGATIVELY IMPACT OUR PROPOSED BUSINESS. We are not currently subject to direct federal, state, or local regulation and laws or regulations applicable to access to, or commerce on, the Internet, other than regulations applicable to businesses generally. The adoption of any such laws might decrease the rate of growth of Internet use, which in turn could decrease the demand for our services or increase the cost of doing business. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

ITEM 7.           DESCRIPTION OF PROPERTY.

         Circle Group is headquartered in approximately 22,000 square feet of leased space at 1011 Campus Drive, Mundelein, Illinois. This space is leased for $11,880 per month pursuant to non-cancelable operating leases that expire in 2004. On August 16, 2001, we signed an agreement to purchase our headquarter building. We are currently negotiating with local banks to fund the purchase.

ITEM 8.           DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES.


         NAME                                 POSITION                                              AGE
         ----                                 --------                                              ---
         Gregory J. Halpern                   Chief Executive Officer and Chairman of the Board     43
                                              of Directors
         Arthur C. Tanner                     Chief Financial Officer                               36
         Michael J. Theriault                 Chief Operating Officer                               48
         Dana L. Dabney                       Director and Secretary                                51
         Edward L. Halpern                    Director                                              71
         Steve H. Salgan, MD                  Director                                              49
         Stanford J. Levin                    Director                                              49


         GREGORY J. HALPERN. Since starting Circle Group in 1994, Mr. Halpern has served as its chairman and chief executive officer. From May 1994 until March 1999, Mr. Halpern also served as Circle Group's president. Mr. Halpern has over 20 years of experience in computer programming and pioneering emerging technologies. In 1983, Mr. Halpern developed a computer-animated imaging application to stimulate the immune system for treatment of chronic illness and founded Health Imaging Corporation to distribute the application to the healthcare delivery market. In 1984, he developed and patented a technique for using electronic stimulation to stop pain and founded Pain Prevention, Inc. to market the technology as an electronic anesthesia for the dental healthcare community. Mr. Halpern has served as an officer and director of PPI Capital since its inception in 1984. Mr. Halpern also served as an officer and director of PPI Capital Group, Inc., a Utah corporation of which he was a principal shareholder, from 1989 to May 1998. Gregory J. Halpern is the son of Edward L. Halpern.

         ARTHUR C. TANNER. Mr. Tanner has served as our chief financial officer since March 1999. From November 1998 until joining Circle Group in March 1999, Mr. Tanner was vice president and controller for UBM, Inc., a construction company with $50 million in annual revenues. From October 1997 until September 1998, Mr. Tanner was a financial consultant with Merrill Lynch, Pierce, Fenner & Smith Incorporated, and from February 1997 until September 1997, he was a tax principal with R. Yeager & Co., certified public accountants, where his responsibilities included public accounting, tax, and audit work. From October 1995 until December 1996, Mr. Tanner was an international tax planner for Silicon Graphics Computer Systems, where his responsibilities included the planning and execution of international tax strategies. Mr. Tanner received a B.A. from Walsh College in 1987 and a J.D. from The Ohio State University in 1995.

         MICHAEL J. THERIAULT. Mr. Theriault has served as our chief operating officer since June 1999. His professional experience includes progressive operations, programming, design, support, consulting, project management, and department management experience in manufacturing, insurance, medical, consulting, and mortgage banking industries on both mainframe and personal computer equipment. From September 1989 until June 1997, Mr. Theriault was employed by Recon Optical, Inc., for whom he served as Supervisor of Business Systems from June 1997 until May 1999, and Senior Systems and Programming Specialist and Senior Project Leader of Manufacturing from September 1989 until June 1997. Mr. Theriault received his BS in Computer Science and Business Management from Northeastern Illinois University in 1978 and an MBA from Lake Forest Graduate School of Management in 1987.

         DANA L. DABNEY. Mr. Dabney has been a member of the board of directors of Circle Group and has held various offices, including vice president of sales and marketing and secretary, since January 1997. During the first two years of development of Circle Group, Mr. Dabney was also employed as a mortgage broker. From 1994 until December 1997, Mr. Dabney was employed by State Financial Bank in Richmond, Illinois, and from January 1998 until December 1998 he was employed by Mortgage Market Corporation in Illinois.

         EDWARD L. HALPERN. Since March 1999, Mr. Halpern has been a director and was our chief operating officer from January 1999 until March 1999. Mr. Halpern founded On-Line Bedding in 1981 and served as its president, chief executive officer and sole director until it was acquired by Circle Group in January 1999. Mr. Halpern has continued his duties with On-Line Bedding since Circle Group acquired it. Edward L. Halpern is the father of Gregory J. Halpern.

         STEVE H. SALGAN, MD. Dr. Salgan has been a director since March 2000. Since January 1998, Dr. Salgan has been president of Steven H. Salgan, M.D., Ltd., a practice specializing in primary care internal medicine and general/family medicine. He has been a member of the American Association of Professional Ringside Physicians since 1997 and a member of the Internal Medicine Subcommittee for Quality Assurance of Saint Margaret Mercy Hospital in

Hammond, Indiana since 1996. Dr. Salgan received a B.S. in Psychology from DePaul University in 1976, and a M.D. from the Abraham Lincoln School of Medicine, University of Illinois in June 1982.

         STANFORD J. LEVIN. Mr. Levin has been a director since March 2000. Since 1988, Mr. Levin has been the proprietor of Levin Enterprises, an auto brokerage company located in Indiana. From January 1986 until June 1988, Mr. Levin was a public school teacher. From May 1981 until May 1985, he was employed by Hohman Professional Corp., a real estate development and management company where his duties included commercial real estate management and overseeing renovations. From June 1975 until May 1981, he was employed by Yale Corporation of Hammond, a real estate management company, where his responsibilities included commercial real estate management. Mr. Levin received a B.S. in Education from Indiana University in 1975.

         The term of office of each director expires at each annual meeting of shareholders and upon the election and qualification of his successor. There are no arrangements with any director or officer regarding any election or appointment to any office of Circle Group.

         Other than the father-son relationship between Edward L. Halpern and Gregory J. Halpern described above, there is no family relationship between any director or executive officer of Circle Group.

ITEM 9.           REMUNERATION OF DIRECTORS AND OFFICERS.

         The following table sets forth the aggregate remuneration of each of the three highest paid persons who are officers or directors as a group of Circle Group during the last fiscal year:


                                                       CAPACITIES IN WHICH
                  NAME OF INDIVIDUAL                REMUNERATION WAS RECEIVED            AGGREGATE REMUNERATION
                  ------------------                -------------------------            ----------------------
         Edward Halpern                        Director, President On-Line Bedding              $120,000
         Gregory J. Halpern                    Chief Executive Officer and Chairman             $108,000
         Michael Theriault                     Chief Operating Officer                           $86,400


         The above table includes all cash remuneration and is presented on an accrual basis. Gregory J. Halpern has an employment agreement with Circle Group which expires in February 2002 and provides him an annual salary of $76,000 and a bonus and a one-time grant of 60,000 stock options under Circle Group's 1999 Stock Option Plan, exercisable at $1.25 per share which expire in January 2003. Mr. Gregory Halpern also has an incentive-based compensation arrangement with Circle Group. Mr. Theriault has an employment agreement with Circle Group which provides for an annual salary and bonus. Directors do not receive any compensation for their attendance at board of directors meetings.

ITEM 10.          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS.

         The following table sets forth information as to the record ownership of our common stock (i) the parties named in Item 9, (ii) all of the officers and directors as a group and (iii) each person who owns more than 10% or more of our common stock:


         NAME OF OWNER                       ADDRESS OF OWNER                      AMOUNT OWNED         % OF CLASS
         -------------                       ----------------                      ------------         ----------
    Gregory J. Halpern        1011 Campus Drive, Mundelein, Illinois 60060         12,614,000 shares       63.56%
    Edward Halpern            1011 Campus Drive, Mundelein, Illinois 60060            400,000 shares        2.01%
    Michael Theriault         1011 Campus Drive, Mundelein, Illinois 60060             20,000 shares         0.1%
    All of the officers and   1011 Campus Drive, Mundelein, Illinois 60060         14,250,000 shares       71.81%
     directors as a group


         The following table sets forth the information as to options, warrants and other rights to purchase common stock:


                                    TITLE AND AMOUNT OF SECURITIES
       NAME OF HOLDER          CALLED FOR BY OPTIONS, WARRANTS OR RIGHTS            EXERCISE PRICE PER SHARE
       --------------          -----------------------------------------            ------------------------
Gregory J. Halpern                               460,000                   400,000 at $5.50 and 60,000 at $1.25
Edward Halpern                                         0                                      ----
Michael Theriault                                380,000                                     $5.00
All of the officers and                        1,398,000                            Range from $1.25 - $5.00
directors as a group


ITEM 11. INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

         On-Line Bedding was an S corporation prior to Circle Group's acquisition of its capital stock. On-Line Bedding distributed all of its retained earnings to its shareholders at the end of each fiscal year. Total distributions for the three fiscal years ending December 31, 1999, 1998 and 1997 were $62,298, $275,709 and $72,033, respectively. As of December 31, 1999,
On-Line Bedding had a note payable to the President of On-Line Bedding, Mr. Edward L. Halpern, in the amount of $57,429. The note was paid in full on June 5, 2000. In August 2000, On-Line Bedding made a lump sum payment of $8,230 to Edward Halpern related to the note.

         On August 1, 1999, Gregory J. Halpern, our Chairman and Chief Executive Officer, borrowed $935,000 from Circle Group under a secured promissory note. This note bore interest at 8% per annum. As collateral for the note, Mr. Halpern granted Circle Group a first mortgage on his principal residence. This residence had a fair market value, which exceeded the principal amount of the note and, with the exception of Circle Group's mortgage, was unencumbered. The note was satisfied in full on December 7, 1999, and Circle Group has released its mortgage on the property.

         On December 16, 1999, Circle Group drew down $300,000 from a line of credit to purchase a certificate of deposit. The certificate of deposit was pledged to secure a personal line of credit of Gregory J. Halpern. The certificate of deposit paid interest yearly at 8.25% and had a maturity date of December 16, 2002. The certificate of deposit was collateralized by 50,000 shares of Circle Group's common stock owned by Gregory J. Halpern. On March 7, 2000, the certificate of deposit account was closed, and the amount of $300,000 plus interest was transferred back to Circle Group's line of credit. On April 14, 1999, Circle Group drew down again $300,000 from the line of credit to purchase a certificate of deposit to pledge as security for a personal line of credit of Gregory J. Halpern. The certificate of deposit paid interest yearly at 6.77% and had a maturity date of March 7, 2003. The certificate of deposit was collateralized by 60,000 shares of Circle Group's common stock owned by Gregory J. Halpern. On June 15, 2000, the certificate of deposit account was closed, and the amount of $300,000 and interest was transferred back to Circle Group's line of credit.

         On May 1, 2000, Mr. Tanner executed a promissory note with Circle Group pursuant to which he borrowed $16,900 at an interest rate of 8.5% per annum. The balance at July 31, 2001 was $8,634.16. The loan is due and payable by Mr. Tanner on May 1, 2003.

ITEM 12. SECURITIES BEING REGISTERED.

         Our authorized capitalization consists of 50,000,000 shares of common stock, $.00005 par value per share, of which 19,844,014 shares are issued and outstanding as of June 30, 2001. The following sets forth certain material terms of the common stock. Common stock is the only class of capital stock of Circle Group currently authorized.

         VOTING RIGHTS. The holder of a share of common stock is entitled to one vote for all purposes. Cumulative voting is permitted in the election of directors. Accordingly, every shareholder shall have the right to vote the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate their shares, and give one candidate as many votes as the number of directors multiplied by the number of his shares, or to distribute them on the same principle among as many candidates as the shareholder desires.

         DIVIDEND RIGHTS. The holder of a share of common stock is entitled to participate pro rata in dividends paid by Circle Group, which may be declared, from time to time, by the board of directors out of funds legally available for the payment of dividends. We have never paid any dividends on our common stock. The declaration in the future of any cash or stock dividends will be at the discretion of the board of directors and will depend upon the earnings, capital requirements, and financial position of Circle Group, general economic conditions, and other pertinent factors. There is no assurance that any dividends will be paid in the future as we have no present plans to pay dividends.

         LIQUIDATION RIGHTS. Each share of common stock shares pro rata with each other share of common stock, after payment of debts and liabilities, in any distribution in any liquidation of Circle Group.

         PREEMPTIVE RIGHTS, CONVERSION RIGHTS, REDEMPTION PROVISIONS, SINKING FUND PROVISION AND LIABILITY TO FURTHER CALLS AND ASSESSMENTS. There are no preemptive or conversion rights, redemption provisions, or sinking fund provisions relating to the common stock. All currently outstanding shares of common stock are fully paid and nonassessable. The rights of holders of the existing class of common stock may in the future become subject to prior and superior rights and preferences in the event the board of directors establishes one or more classes or series of capital stock of Circle Group. The board of directors has no present plan to establish any such class or series.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         MARKET INFORMATION. There has previously been no market for our common stock. We currently intend to pursue a listing on the NASD's Electronic OTC Bulletin Board. Even if our common stock is accepted for listing, we do not know if a trading market for our common stock will ever be established. Because we did not undertake an initial public offering, we do not have the support of an underwriter who could help us in gaining recognition with individual investors. We do not know of any analysts who intend to institute coverage on our common stock if it should be included for listing. Both of these factors are important in establishing a liquid trading market for our common stock. The absence of any meaningful market in our common stock will adversely affect our stockholders' ability to sell the common stock in the future.

         OPTIONS. We have outstanding options to acquire an aggregate of 2,000,020 shares of common stock as of December 31, 2000 at an average exercise price of $4.73.

         WARRANTS. We also have outstanding warrants to purchase an aggregate of 908,720 shares of our common stock, exercisable at $0.625 per share, which are exercisable until March 2002 and were issued by us in March 1999 to consultants who rendered various services to us. The warrants may be exercised from time to time by the holders until their expiration date, and may be transferred at the discretion of the holders. The warrants also contain customary anti-dilution provisions in the event that we declare a stock split or stock dividend or that we otherwise recapitalize Circle Group. On September 1, 2000, we issued 12,000 warrants exercisable at $5.00 a share, which are exercisable until August 2003, in exchange for various financial and operational consulting services. These warrants are in addition to the 908,720 issued in March 1999.

         HOLDERS. There are currently approximately 560 record holders of our common stock.

ITEM 2.            LEGAL PROCEEDINGS.

         In November 2000, we terminated the employment of Mr. Frank Menon, our former president. Shortly thereafter, Mr. Menon engaged in numerous unlawful acts in furtherance of a slander campaign against Circle Group. In November 2000, Circle Group filed a complaint in the Circuit Court for the Nineteenth Judicial Circuit against Mr. Menon alleging, among other things: (1) misappropriation of trade secrets, (2) breach of fiduciary duty, (3) defamation,
(4) tortious interference with contract and prospective business relations, and
(5) breach of employment contract. Subsequently, Mr. Menon filed a counter-claim against Circle Group and Gregory J. Halpern, individually, alleging: (1) violation of wage payment and collection act, (2) defamation, (3) breach of contract, and (4) breach of oral contract and (5) fraud. Mr. Menon also filed a derivative action against Circle Group and Gregory J. Halpern on behalf of all shareholders of the company. Two counts in Mr. Menon's counterclaim, for defamation and breach of oral contract, were dismissed with prejudice by the court on August 16, 2001. The fraud and breach of contract claims were dismissed without prejudice. The wage payment and collection act claim is still pending. In addition, the court also dismissed Mr. Menon's motion to disqualify Circle Group's counsel and awarded fees to Circle Group for Mr. Menon's failure to provide proper verification of his motion. The company intends to vigorously defend against Mr. Menon's remaining claims and believes that it will ultimately be successful on the merits of the case.

         In September 2000, we assisted with a private placement for Maxcess, Inc. in which we raised approximately $3,000,000. In May 2001, we filed a complaint in the Nineteenth Judicial Circuit against Maxcess and certain of its principals for unpaid compensation due to us in connection with the private placement. We received an answer to our complaint and we are currently in discovery. We are asking to be compensated approximately $180,000 for unpaid commissions and approximately 265,000 options to purchase common stock.

         It is management's opinion that these legal proceedings will not have a material adverse affect on the financial position of the company.

ITEM 3.            CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Circle Group's principal independent accountant for the years ended December 31, 1998 and 1999 was Harold Y. Spector, CPA. On September 30, 2000, we terminated the engagement of Harold Spector as our principal independent accountant in order to locate a larger and more experienced accounting firm that could better serve our growing company. While we still employ Harold Spector to provide various services to us, he is no longer our principal accountant.

         During the fiscal year ended December 31, 1999, the financial statements of the company did not contain any adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope, or accounting principles. During the year ended December 31, 1999, and from that date to the present, there were no disagreements with Harold Spector on any matter of accounting principles, financial statement disclosure, or auditing scope or procedure, which if not resolved to Harold Spector's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its audit report.

ITEM 4.            RECENT SALES OF UNREGISTERED SECURITIES.

         The following is a list of equity securities sold within the past three years that were not registered under the Securities Act of 1933, as amended.

         Between March 1 and March 15, 1999, we sold 306,960 shares of our common stock at $1.25 per share to 47 accredited investors in a private placement exempt from registration under the Securities Act in reliance on
Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder, resulting in gross proceeds to us of $383,700. We paid no underwriting fees, discounts or commissions in connection therewith. The proceeds from this offering were used to launch CGI Capital.

         Between April 1, 1999 and July 22, 1999, we sold 2,464,400 shares of our common stock at $5.00 per share to a group of accredited investors with whom we had pre-existing relationships. These sales were made in a private placement exempt from registration under the Securities Act in reliance on Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder. We received $12,322,000 in proceeds from the sale of these shares. We used a portion of the proceeds for the development and marketing of our Internet viewing software. The balance of these proceeds were used for general working capital purposes.

         During the six months ended June 30, 2001, we issued 18,000 shares of our common stock at $5.00 per share to employees as signing bonuses. We also issued 10,078 shares, valued at $5.00 per share, of our common stock to a consultant as partial payment for professional services rendered. We issued the stock pursuant to an exemption from registration, in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 8.75 of the Illinois Business Corporations Act permits indemnification of officers and directors of domestic or foreign corporations under certain circumstances and subject to certain limitations. Circle Group's certificate of incorporation and bylaws contain provisions for indemnification of Circle Group's directors, officers, and employees consistent with the provisions of Section 8.75 of the Illinois Business Corporation Act.

                                    PART F/S


                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIAIRIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Consolidated Balance Sheet (unaudited) as of June 30, 2001 ..................F-2

Consolidated Statements of Operations (unaudited) for the six month period ended June 30, 2001 and June 30, 2000 ................................F-3

Consolidated Statements of Cash Flows (unaudited) for the six month period ended June 30, 2001 and June 30, 2000 ..........................F-4

Notes to Interim Unaudited Consolidated Financial Statments .................F-6

Independent Auditor's Report of McGladrey & Pullen, LLP ....................F-13

Consolidated Balance Sheets as of December 31, 2000
and December 31, 1999 ......................................................F-14

Consolidated Statements of Operations for the years ended
December 31, 2000 and December 31, 1999 ....................................F-16

Consolidated Statements of Changes in Stockholders' Equity
for the years ended December 31, 2000 and December 31, 1999 ................F-17

Consolidated Statements of Cash Flows for the years
ended December 31, 2000 and December 31, 1999 ..............................F-18

Notes to Consolidated Financial Statements ............... .................F-20

Independent Auditor's Report of Harold Y. Spector, CPA .....................F-34

Consolidated Statements of Operations for the years ended
December 31, 1999 and December 31, 1998 ....................................F-35

Consolidated Statements of Cash Flows for the years ended
December 31, 1999 and December 31, 1998 ....................................F-36

Notes to Consolidated Financial Statements .................................F-38

                   CIRCLE GROUP INTERNET INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEET (Unaudited)
                                  June 30, 2001

                                     ASSETS
Current Assets
  Cash and Cash Equivalents                                       $  1,592,758
  Accounts Receivable                                                   61,389
  Interest Receivable and Others                                        10,000
  Employee Loans and Advances                                           39,711
  Inventories                                                           38,667
                                                                  ------------
    Total Current Assets                                             1,742,525
                                                                  ------------

Property and Equipment, net                                          1,169,955
                                                                  ------------

Other Assets
  Long-Term Investments                                              2,591,758
  Available-for-sale Securities                                        438,362
  Notes Receivable, net of allowance for loan
   losses of $300,000                                                  750,000
  Deposits and Others                                                   30,162
  Goodwill, net of accumulated amortization
   of $4,288                                                            27,872
                                                                  ------------
    Total Other Assets                                               3,838,154
                                                                  ------------

TOTAL ASSETS                                                      $  6,750,634
                                                                  ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities,
  Accounts Payable and Accrued Expenses                           $    294,244

Long-Term Liabilities,
  Deferred Revenue                                                   1,244,248
                                                                  ------------

    Total Liabilities                                                1,538,492
                                                                  ------------

Stockholders' Equity
  Common Stock, $.00005 par value; 50,000,000
   shares authorized; 19,844,014 shares issued
   and outstanding                                                         992
  Additional Paid-in Capital                                        18,389,085
  Treasury Stock, at cost                                              (11,269)
  Accumulated Deficit                                              (13,105,028)
  Accumulated other comprehensive loss                                 (61,638)
                                                                  ------------
    Total Stockholders' Equity                                       5,212,142
                                                                  ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $  6,750,634
                                                                  ============

   The accompanying notes are an integral part of these financial statements.

                  CIRCLE GROUP INTERNET INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unuadited)



                                              For Three Months ended          For Six Months ended
                                                     June 30,                       June 30,
                                                2001         2000             2001           2000
                                            -----------   -----------      -----------    -----------
Revenues
  Products                                  $   106,391   $   347,472      $   240,548    $   593,112
  Services                                       16,225       173,452           19,725        305,815
                                            -----------   -----------      -----------    -----------
    Total Revenues                              122,616       520,924          260,273        898,927
                                            -----------   -----------      -----------    -----------
Cost of Revenues
  Products                                      103,297       273,121          198,929        418,884
  Services                                      240,271       303,834          487,350        830,020
                                            -----------   -----------      -----------    -----------
    Total Costs of Revenues                     343,568       576,955          686,279      1,248,904

Selling, General and Administrative Expenses    539,883       755,006        1,546,896      1,902,889
                                            -----------   -----------      -----------    -----------

    Total Costs and Expenses                    883,451     1,331,961        2,233,175      3,151,793
                                            -----------   -----------      -----------    -----------

Loss from Operations                           (760,835)     (811,037)      (1,972,902)    (2,252,866)
                                            -----------   -----------      -----------    -----------

Other Income (Expenses)
  Other Income                                      180             0            2,680          2,259
  Interest Income                                47,899        90,922          100,428        277,413
  Interest Expense                                    0       (11,738)               0        (25,997)
                                            -----------   -----------      -----------    -----------
    Total Other Income (Expenses)                48,079        79,184          103,108        253,675


Net Loss                                    $  (712,756)  $  (731,853)     $(1,869,794)   $(1,999,191)
                                            ===========   ===========      ===========    ===========

Loss per Share - Basic and Diluted          $     (0.04)  $     (0.04)     $     (0.09)   $     (0.10)
                                            ===========   ===========      ===========    ===========

Weighted Average Number of Shares            19,844,681    19,789,360       19,842,347     19,782,360
                                            ===========   ===========      ===========    ===========



   The accompanying notes are an integral part of these financial statements.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                     For Six Months ended
                                                            June 30,
                                                     2001              2000
                                                 -----------       -----------

CASH FLOW FROM OPERATING ACTIVITIES:
  Net Loss                                       $(1,869,794)      $(1,999,191)
  Adjustments to reconcile net loss to net
   cash used in operations:
   Depreciation and Amortization                     126,609           114,453
   Amortization of Loan Origination Fee                    0          (116,364)
   Provision for Loan Losses                               0           400,000
   Noncash Expenses                                  140,390           210,000
   Other noncash adjustments                               0            (2,259)
   (Increase) Decrease in:
     Accounts Receivable                              12,641          (159,322)
     Interest Receivable, Prepaid and Others         101,262        (1,002,391)
     Inventories                                           0           (24,249)
     Investments - Stock Received for Services             0         1,080,000
   Increase (Decrease) in:
     Accounts Payable and Accrued Expenses          (270,763)          151,875
     Deferred Revenue                                      0        (1,080,000)
                                                 -----------       -----------

Net Cash used in Operating Activities             (1,759,655)       (2,427,448)
                                                 -----------       -----------

CASH FLOW FROM INVESTING ACTIVITIES:
  Employee Loan and Advance                            6,538           (17,495)
  Purchase of Property and Equipment                (223,215)         (115,587)
  Advances for Notes Receivable                            0          (400,000)
  Purchase of Investments                                  0        (1,000,000)
  Closing of Certificate of Deposit                        0         1,376,773
                                                 -----------       -----------

Net Cash used in Investing Activities               (216,677)         (156,309)
                                                 -----------       -----------

CASH FLOW FROM FINANCING ACTIVITIES
  Closing of Line of Credit                                0          (800,000)
  Repayment on Note Payable to Shareholder                 0           (57,429)
                                                 -----------       -----------

Net Cash used in Financing Activities                      0          (857,429)
                                                 -----------       -----------

NET DECREASE IN CASH                              (1,976,332)       (3,441,186)

CASH BALANCE AT BEGINNING OF PERIOD                3,569,090         8,820,024
                                                 -----------       -----------

CASH BALANCE AT END OF PERIOD                    $ 1,592,758       $ 5,378,838
                                                 ===========       ===========

SUPPLEMENTAL DISCLOSURES:
  Interest paid                                  $         0       $    25,997
                                                 ===========       ===========
  Income Taxes paid (refund)                     $   (84,179)      $   793,594
                                                 ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                     For Six Months ended
                                                            June 30,
                                                     2001              2000
                                                 -----------       -----------


SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Issuance of stock for:
    Employee Compensation                        $    90,000       $   210,000
    Legal and Professional Fees                       50,390                 0
                                                 -----------       -----------
                                                 $   140,390       $   210,000
                                                 ===========       ===========

  Treasury stock acquired for an employee loan   $         0       $    11,269
                                                 ===========       ===========

  Conversion of note receivable and
   interest receivable into investment:
     Note Receivable                             $         0       $ 2,000,000
     Interest Receivable                                   0           113,096
                                                 -----------       -----------
                                                 $         0       $ 2,113,096
                                                 ===========       ===========


   The accompanying notes are an integral part of these financial statements.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Circle Group Internet, Inc. and subsidiaries (the "Company") is an Internet company with e-finance, business consulting, e-tailer and software development divisions.

A summary of significant accounting policies follows.


Presentation of Interim Information

In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations of the Corporation for the periods presented have been included. Interim results are not necessarily indicative of results for a full year.


Principle of Consolidation and Presentation

The accompanying consolidated financial statements include the accounts of Circle Group Internet, Inc. and its subsidiaries, On-Line Bedding Corporation, PPI Capital Corp., CGI Capital, Inc. (FKA CGI Securities, Inc.) and Veridisc Corporation, after elimination of all intercompany accounts and transactions. Certain prior period balances have been reclassified to conform to the current period presentation.


Available-for-Sale Securities

Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

Declines in the fair value of individual available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Accounting Standards

In June 2001, Statement of Financial Accounting Standards ("SFAS") No.141, "Business Combinations" was issued establishing accounting and reporting standards requiring all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. SFAS No. 141 is effective for the Company for the fiscal quarter beginning July 1, 2001. The impact of this statement is dependent on future acquisition activity.

Also in June 2001, SFAS No. 142 "Goodwill and Other Intangible Assets" was issued effective for the first period of all fiscal years beginning after December 15, 2001, with early adoption permitted for entities with Fiscal years beginning after March 15, 2001. SFAS No. 142 addresses how acquired intangible assets should be accounted for in financial statements upon their acquisition, and also how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In general, non-goodwill intangible assets are to be amortized in accordance with their estimated useful lives. In addition, amortization of goodwill has been eliminated, with capitalized goodwill now being subjected to at least an annual assessment for impairment. A two-step process is to be used to determine, first whether an impairment exists, and then whether an adjustment is required. SFAS No. 142 is effective for the Company for the fiscal quarter beginning January 1, 2002. The Company has not yet quantified the impact of adopting this statement on its financial position or results of its operations.

In September 2000, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued effective for all related transactions occurring after March 31, 2001. The statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The new statement, while largely including the provisions of SFAS No. 125, revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain additional disclosure. The statement was effective for the Company for the fiscal quarter beginning April 1, 2001 and the Company believes the adoption will not have a significant impact on its financial position.

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued effective for all fiscal periods beginning after June 15, 1999. In June 1999, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of SFAS No. 133" was issued to amend SFAS No. 133 to be effective for all fiscal years beginning after June 15, 2000. In June 2000, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" was issued further amending SFAS No. 133. SFAS No. 133 and SFAS No. 138 establish accounting and reporting standards requiring that every derivative instrument

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Accounting Standards (Continued)

be recorded in the balance sheet as either an asset or liability measured at its fair value. The statements require that changes in the derivative's fair value be recognized currently in earnings unless specific accounting criteria are met and the hedge is considered to be highly effective. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The statements were effective for the Company for the fiscal quarter beginning January 1, 2001 and the Company believes the adoption will not have a significant impact on its financial position.


NOTE 2  - AVAILABLE-FOR-SALE SECURITIES

On February 20, 2001, the Company converted its Series A 8% Cumulative Convertible Preferred Stock investment into 90,198 common shares of Startech Environmental Corp. The stock has been registered in a 1933 Act registration statement. The common stock trades on the NASDAQ Small Cap trading system under the symbol "STHK." The Company classifies this investment as "Available for Sale" and the security is marked to market on a quarterly basis.

                                                      Gross
                                    Amortized       Unrealized      Fair
                                      Cost            Losses        Value
                                   ---------       ----------     ---------
Equity Securities                  $ 500,000       $ (61,638)     $ 438,362

There were no available-for-sale securities as of June 30, 2000.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - COMPREHENSIVE LOSS

The components of the Company's comprehensive loss are as follows:

                                                      Three Months ended                     Six Months ended
                                                           June 30,                               June 30,
                                                     2001           2000                   2001              2000
                                                ------------------------------       ------------------------------------
Net Loss                                            $(712,756)     $(731,853)             $(1,869,794)      $(1,999,191)
Unrealized Gain (Loss) on
  available for sale securities                        32,471              -                  (61,638)                -
                                                    ----------     ----------             ------------      -----------
Comprehensive Loss                                  $(680,285)     $(731,853)             $(1,931,432)      $(1,999,191)
                                                    ==========     ==========             ============      ============

Due to the Company's net loss for each of the periods presented above, there are no tax effects allocated to any components of comprehensive net loss for each of the periods.


NOTE 4 - NOTES RECEIVABLE

On April 30, 2001, the Company received an interest payment of $13,333 on a note receivable that was fully reserved for losses. If interest on this note had been accrued at its original rate, such income would have approximated $1,667 as of June 30, 2001.


NOTE 5 - NONCASH FINANCING ACTIVITIES

During the six months ended June 30, 2001, the Company issued 18,000 shares of common stock at $5 per share to employees as a signing bonus. The entire amount of $90,000 was charged to operations.

The Company also issued 10,078 shares of common stock to a consultant as partial payment for professional services rendered. The fair value of the stock at the time of issuance was $5 per share. The total amount of $50,390 was charged to operations.


NOTE 6 - NET LOSS PER SHARE

Net loss per share is computed based on the weighted average number of shares of common stock outstanding during the period. Basic net loss per share for three months ended June 30, 2001 and 2000 is $0.04 for both periods. Basic net loss per share for six months ended June 30, 2001 and 2000 is $0.09 and $0.10, respectively. Net loss per share does not include options and warrants as they would be anti-dilutive in 2001 and 2000 due to the net loss in those periods.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - NET LOSS PER SHARE (Continued)


                                                     Three Months ended                     Six Months ended
                                                          June 30,                              June 30,
                                                   2001             2000                 2001              2000
                                               --------------------------------    ------------------------------------
Numerator:
  Net Loss                                        $ (712,756)      $ (731,853)          $(1,869,794)      $(1,999,191)
                                                  ----------       ----------           -----------       -----------
Denominator:
  Weighted average of common Shares               19,844,681       19,789,360            19,842,347        19,782,360
                                                  ----------       ----------            ----------        ----------

Basic and Diluted net loss per share              $    (0.04)      $    (0.04)           $    (0.09)       $  $ (0.10)
                                                  ==========       ==========            ==========        ==========



NOTE 7 - SEGMENT INFORMATION

Description of products and services from reportable segments:

The Company organizes its business units into four reportable segments: e-finance, business consulting, e-tailer and software development.


Measurement of segment profit or loss and segment assets:

Circle Group Internet reviews the operating companies income to evaluate segment performance and allocate resources. Operating companies income for the reportable segments excludes income taxes, minority interest and amortization of goodwill. Provision for income taxes is centrally managed at the corporate level and, accordingly, such items are not presented by segment. The segments' accounting policies are the same as those described in the summary of significant accounting policies.

Intersegment transactions: Intersegment transactions are recorded at cost.

Factors management used to identify the reportable segments:

Circle Group Internet's reportable segments consist of a wholly owned distributor of pillows, blankets and other bedding products to airlines, hospitals and other commercial and institutional customers and an investment banking subsidiary that is a fully licensed broker-dealer with activities focused on the internet sector and, more generally, on issuers who seek to market their stock offerings to investors with a technology interest. The software development subsidiary is a development stage company that intends to produce and market a patent-pending digital rights management (DRM) system that guides consumers to register and authorize access to multimedia content and commercial software via the Internet when utilizing the material on their computers. The corporate operations consist of formal and informal operational consulting services provided to client companies and support services provided to the operating segments.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - SEGMENT INFORMATION (Continued)

Summarized financial information of the Company's results by operating segment is as follows:


                                                 For Three Months ended           For Six Months ended
                                                         June 30,                      June 30,
                                                   2001            2000           2001           2000
                                           ------------------------------------------------------------
Net Revenue:
  E-Finance                                    $         0    $   160,952    $         0    $   253,265
  Business Consulting                               16,225         12,500         19,725         52,550
  E-tailer                                         106,391        347,472        240,548        593,112
  Software Development                                  --             --             --             --
                                               -----------    -----------    -----------    -----------
                                               $   122,616    $   520,924    $   260,273   $    898,927
                                               ===========    ===========    ===========    ===========
Operating Income (Loss):
  E-Finance                                    $    (2,931)   $   156,637    $    (5,552)   $  (170,136)
  Business Consulting                             (697,872)    (1,025,065)    (1,731,749)    (2,209,798)
  E-tailer                                         (10,864)        57,927         12,399        128,140
  Software Development                             (48,632)            --       (246,928)            --
                                               -----------    -----------    -----------    -----------
                                               $  (760,299)   $  (810,501)   $(1,971,830)  $ (2,251,794)
                                               ===========    ===========    ===========    ===========
Net Income(Loss) Before Taxes:
  E-Finance                                    $    27,574    $   206,616    $    69,330    $   (50,057)
  Business Consulting                             (684,045)      (998,006)    (1,711,146)    (2,079,837)
  E-tailer                                          (7,117)        60,073         20,022        131,775
  Software Development                             (48,632)            --       (246,928)            --
                                               -----------    -----------    -----------    -----------
                                                  (712,220)      (731,317)    (1,868,722)    (1,998,119)
  Amortization of Goodwill                            (536)          (536)        (1,072)        (1,072)
                                               -----------    -----------    -----------    -----------
Consolidated net loss before
Income Taxes                                   $  (712,756)   $  (731,853)   $(1,869,794)   $(1,999,191)
                                               ===========    ===========    ===========    ===========




                                                      June 30,
Total Assets:                                    2001          2000
                                              -----------------------

  E-Finance                                   $2,279,660   $6,375,061
  Business Consulting                          6,718,514    1,612,693
  E-Tailer                                       400,416      468,756
  Software                                            --           --
                                              ----------   ----------
                                              $9,398,590   $8,456,510
                                              ==========   ==========

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
          NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - COMPLIANCE WITH THE INVESTMENT COMPANY ACT OF 1940

The staff of the investment management division of the Securities and Exchange Commission has notified the Company that it may be deemed an "investment company" under the Investment Company Act of 1940. The Investment Company Act of 1940 restricts the operations of companies that are deemed to be "investment companies". The Company has accepted restricted securities as compensation for consulting services. The amount of securities accepted as compensation may result in the Company being deemed an "investment company", which would require it to register as an investment company or elect to be treated as a business development company under the Investment Company Act, both of which are inconsistent with its business model. If the Company is unable to comply with the restrictions imposed by the Investment Company Act, it would be required to restructure its operations which could have a detrimental impact on its business. Circle Group is currently restructuring its holdings so as not to be deemed an "investment company."


NOTE 9 - LEGAL PROCEEDINGS

In September 2000, CGI Capital, Inc. entered into an introducing agreement with an associated company, whereby CGI Capital would be paid a commission based on total capital raised from all introductions made by CGI Capital to the associated company. Introductions by CGI Capital resulted in approximately $3,000,000 being raised for the associated company. In May 2001, CGI Capital filed a formal complaint against the associated company and certain of its principals for unpaid compensation due to the Company in connection with the capital raise. The complaint asks that CGI Capital, Inc. be compensated with approximately $180,000 in cash for unpaid commissions and approximately 265,000 options to purchase the common stock of the associated company.


NOTE 10 - SUBSEQUENT EVENT

On July 27, 2001, the Company received an interest payment of $36,666 on a note receivable that was fully reserved for losses. If interest on this note had been accrued at its original rate, such income would have approximated $36,667 as of June 30, 2001.

                               [GRAPHIC OMITTED]

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Circle Group Internet, Inc. and Subsidiaries
Mundelein, Illinois

We have audited the accompanying consolidated balance sheet of Circle Group Internet, Inc. and Subsidiaries as of December 31, 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Circle Group Internet, Inc. and Subsidiaries for the year ended December 31, 1999, were audited by other auditors whose report, dated September 27, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circle Group Internet, Inc. and Subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                                                     /s/ McGladrey & Pullen, LLP

Chicago, Illinois
May 22, 2001

CIRCLE GROUP INTERNET INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999



ASSETS                                                                              2000                 1999
-----------------------------------------------------------------------------------------------------------------

Current Assets
  Cash and cash equivalents                                                      $ 3,569,090          $ 8,820,024
  Restricted cash - certificate of deposit                                              --              1,076,773
  Accounts receivable                                                                 74,030               87,942
  Interest receivable and other assets                                               111,262               44,219
  Employee loans and advances                                                         46,249               68,231
  Notes receivable, net of allowance for loan losses of 2000 $300,000;
  1999 $5,000; net of unamortized loan origination fees of
  $116,364 in 1999                                                                      --              1,883,636
  Inventories                                                                         38,667               14,418
                                                                                 --------------------------------

         TOTAL CURRENT ASSETS                                                      3,839,298           11,995,243
                                                                                 --------------------------------

Property and Equipment, net of accumulated
  depreciation 2000 $439,957; 1999 $200,595                                        1,071,498              994,087
                                                                                 --------------------------------

Other Assets
  Investments                                                                      3,091,758            6,599,578
  Certificate of deposit                                                                --                300,000
  Notes receivable - noncurrent                                                      750,000                 --
  Deposits                                                                            30,941               44,474
  Goodwill, net of accumulated amortization
    2000 $3,216; 1999 $1,072                                                          28,944               31,088
                                                                                 --------------------------------

                                                                                   3,901,643            6,975,140
                                                                                 --------------------------------

                                                                                 $ 8,812,439          $19,964,470
                                                                                 ================================



See Notes to Consolidated Financial Statements.



LIABILITIES AND STOCKHOLDERS' EQUITY                                         2000                     1999
-------------------------------------------------------------------------------------------------------------

Current Liabilities
  Accounts payable, accrued expenses
   and other liabilities                                                $    565,007             $    129,265
  Line of credit                                                                --                    800,000
  Note payable - stockholder                                                    --                     57,429
                                                                        -------------------------------------

       TOTAL CURRENT LIABILITIES                                             565,007                  986,694

Long-Term Liabilities
  Deferred revenue                                                         1,244,248                6,099,578
                                                                        -------------------------------------

       TOTAL LIABILITIES                                                   1,809,255                7,086,272
                                                                        -------------------------------------

Stockholders' Equity
  Common Stock, $.00005 par value; authorized 50,000,000
    shares; issued and outstanding 2000 19,817,936 shares;
    1999 19,747,360 shares                                                       991                      987
  Additional paid-in capital                                              18,248,696               17,885,920
  Treasury stock, at cost                                                    (11,269)                    --
  Accumulated deficit                                                    (11,235,234)              (5,008,709)
                                                                        -------------------------------------
                                                                           7,003,184               12,878,198
                                                                        -------------------------------------


                                                                        $  8,812,439             $ 19,964,470
                                                                        =====================================


CIRCLE GROUP INTERNET INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                                   2000                      1999
----------------------------------------------------------------------------------------------------

Revenues:
  Products                                                    $  1,048,987              $  1,028,640
  Services                                                         480,005                   428,254
                                                              --------------------------------------
                                                                 1,528,992                 1,456,894
                                                              --------------------------------------

Cost of revenues:
  Products                                                         732,764                   827,843
  Services                                                       1,523,440                 1,085,746
                                                              --------------------------------------
                                                                 2,256,204                 1,913,589
                                                              --------------------------------------
Operating expenses:
  Selling, general and administrative                            4,009,833                 3,723,953
  Impairment loss on investment in associated companies          1,885,586                      --
                                                              --------------------------------------
                                                                 5,895,419                 3,723,953
                                                              --------------------------------------

          OPERATING (LOSS)                                      (6,622,631)               (4,180,648)
                                                              --------------------------------------

Other income (expenses):
  Other income (expense), net                                      (12,481)                   (1,736)
  Interest income                                                  442,814                   360,650
  Interest expense                                                 (34,227)                  (12,014)
                                                              --------------------------------------
                                                                   396,106                   346,900
                                                              --------------------------------------

          NET (LOSS)                                          $ (6,226,525)             $ (3,833,748)
                                                              ======================================

Loss per Share - Basic and Diluted                            $      (0.31)             $      (0.21)
                                                              ======================================

Weighted Average Number of Shares                               19,788,241                18,244,110
                                                              ======================================



See Notes to Consolidated Financial Statements.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                  Common Stock         Paid-in       Accumulated     Treasury
                                               Shares      Amount      Capital          Deficit        Stock           Total
--------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1998                 14,702,680   $   735   $  2,187,538    $ (1,173,441)   $       --      $  1,014,832

  Stock issued                                4,070,680       204     13,318,708            --              --        13,318,912

  Stock issued to acquire On-Line

    Bedding Corporation                         800,000        40            (40)           --              --              --

  Dividend to acquire PPI Capital Corp.            --         --            --            (1,120)           --            (1,120)

  Stock issued for employee compensation        168,000         8        554,992            --              --           555,000

  Stock issued for services                       6,000       --          30,000            --              --            30,000

  Warrants issued for services                     --         --       1,794,722            --              --         1,794,722

  Net loss                                         --         --            --        (3,834,148)           --        (3,834,148)
                                            ------------------------------------------------------------------------------------


Balance at December 31, 1999                 19,747,360       987     17,885,920      (5,008,709)           --        12,878,198

  Stock issued for employee compensation         54,000         3        269,997            --              --           270,000

  Stock issued for services                      16,576         1         82,879            --              --            82,880

  Acquisition of 2,000 shares of stock             --         --            --              --           (11,269)        (11,269)

  Warrants issued for services                     --         --           9,900            --              --             9,900

  Net loss                                         --         --            --        (6,226,525)           --        (6,226,525)
                                            ------------------------------------------------------------------------------------

Balance at December 31, 2000                 19,817,936   $   991   $ 18,248,696    $(11,235,234)   $    (11,269)   $  7,003,184
                                            ====================================================================================



See Notes to Consolidated Financial Statements.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                                                     2000                     1999
--------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net (loss)                                                                    $ (6,226,525)           $ (3,833,748)
  Adjustments to reconcile net (loss) to net
    cash (used in) operations:
    Depreciation and amortization                                                    245,485                 142,949
    Impairment of investments                                                      1,885,586                    --
    Amortization of loan origination fee                                            (116,364)                (43,636)
    Allowance for loan losses                                                        400,000                   5,000
    Stock issued for employee compensation                                           270,000                 555,000
    Stock issued for services                                                         82,880                  30,000
    Warrants issued for services                                                       9,900               1,794,722
    Other                                                                             (1,674)                  2,136
    Minority interest in net loss of subsidiary                                         --                      (400)
    (Increase) decrease in:
      Accounts receivable                                                             13,912                 (47,891)
      Interest receivable and other assets                                          (168,163)                (73,664)
      Inventories                                                                    (24,249)                 31,910
      Investments - stock received for services                                    4,855,330              (6,099,578)
    Increase (decrease) in:
      Accounts payable, accrued expenses and other liabilities                       435,742                 (29,286)
      Deferred revenue                                                            (4,855,330)              6,099,578
                                                                                ------------------------------------
         CASH FLOWS (USED IN) OPERATING ACTIVITIES                                (3,193,470)             (1,466,908)
                                                                                ------------------------------------

Cash Flows From Investing Activities:
  Employee loans and advances                                                         10,713                 (68,231)
  Purchase of property and equipment                                                (318,571)             (1,109,281)
  Proceeds from disposition of property and equipment                                  1,050                    --
  Advances for notes receivable                                                   (1,150,000)             (1,845,000)
  Purchase of investments                                                         (1,120,000)               (500,000)
  (Increase) decrease in certificate of deposit                                      300,000                (300,000)
  Investments in subsidiaries                                                           --                   (46,400)
  Restricted cash - certificate of deposit                                         1,076,773              (1,076,773)
                                                                                ------------------------------------
         CASH FLOWS (USED IN) INVESTING ACTIVITIES                                (1,200,035)             (4,945,685)
                                                                                ------------------------------------
Cash Flows From Financing Activities
  Net proceeds from sales of stock                                                      --                13,318,912
  Dividends paid                                                                        --                   (20,000)
  Borrowings (payments) on line of credit                                           (800,000)                800,000
  Borrowings (repayments) on note payable to stockholder                             (57,429)                 57,429
                                                                                ------------------------------------
         CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES                      (857,429)             14,156,341
                                                                                ------------------------------------

         NET DECREASE (INCREASE) IN CASH AND CASH EQUIVALENTS                     (5,250,934)              7,743,748

  Cash and cash equivalents, at beginning of year                                  8,820,024               1,076,276
                                                                                ------------------------------------
  CASH AND CASH EQUIVALENTS, AT END OF YEAR                                     $  3,569,090            $  8,820,024
                                                                                ====================================


CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                                  2000                    1999
------------------------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow Information
  Interest                                                   $   38,000               $    9,552
  Income taxes                                                   80,957                    9,173

Supplemental Schedules of Noncash Investing
  and Financing Activities:
  Treasury stock acquired for an employee loan               $   11,269               $     --

  Conversion of note receivable
  and accrued interest into investment:
    Note receivable                                          $2,000,000               $     --
    Interest receivable                                         113,096                     --
                                                             ---------------------------------

                                                             $2,113,096               $     --
                                                             =================================
  Acquisition of business from a related
    party in stock (See Note 2)                              $     --                 $1,000,000
  Dividend incurred for the excess of
    cost over the net assets acquired (See Note 2)           $     --                 $1,000,166



See Notes to Consolidated Financial Statements.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Circle Group Internet, Inc. and subsidiaries (the "Company") is an Internet company with e-finance, business-to-business and e-tailer divisions.

A summary of significant accounting policies follows.

Principles of consolidation and presentation: The accompanying consolidated financial statements include the accounts of Circle Group Internet, Inc. and its subsidiaries, On-Line Bedding Corporation, PPI Capital Corp., CGI Capital, Inc. (FKA CGI Securities, Inc.) and Veridisc Corporation, after elimination of all intercompany accounts and transactions.

In 2000, the Company formed Veridisc Corporation to conduct research and development of software contemplated for future sale and/or licensing. Veridisc has not generated any revenue from operations and its activities to date have been limited to research and development.

Business combinations: The acquisition of On-Line Bedding Corporation in January 1999 was accounted for as a combination of entities under common control in a manner similar to that of a pooling of interests with the excess cost over the net assets acquired treated as a dividend. The acquisition of 80% or 3,200,000 of the issued and outstanding common shares of PPI Capital Corp. in February 1999 was accounted for as a dividend. The historical costs of both companies' assets and liabilities were combined and became the recorded amounts of the Company's assets and liabilities. The consolidated company has reported its operations for 1999 as if the combinations occurred at the beginning of the year. The acquisition of CGI Capital, Inc. was accounted for as a purchase. Under the purchase method, the accompanying consolidated statements and cash flows include only the subsidiary's results since the date of acquisition, July 1, 1999. As a result, information presented herein may not be comparable to results in previous and future years.

Use of estimates: The preparation of consolidated financial statements in conformity accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Revenue from the sale of products is recognized when the products are shipped. Revenue from web design services is recognized when the services are completed. Non-marketable equity securities received in lieu of cash for business consulting services are recorded in the deferred revenue account at estimated value when received. Revenue from these service contracts are recognized over the life of the contract when it has been determined that there are no uncertainties regarding the realizability of converting these equity securities to cash. This generally occurs after the client has completed a public offering or is acquired by a publicly traded company. Cash revenues received in advance from business consulting contracts are deferred and recognized over the life of the contract.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes receivable: Notes receivable are stated at unpaid principal balances, less the allowance for loan losses and net of deferred loan origination fees. Interest on notes is recognized over the term of the loan using the interest method. The accrual of interest on notes is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due.

Loan Origination Fees are capitalized and recognized as an adjustment to the yield on the related loan using the straight-line method over the loan term.

Allowance for loan losses: A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Inventories: Inventories consist of finished goods and are stated at the lower of cost or market, using the first-in, first-out method.

Property and equipment: Property and equipment are stated at cost. Maintenance and repair costs are expensed as incurred. Depreciation is calculated on the accelerated and straight-line methods over the estimated useful lives of the assets.

Valuation - Investments: The Company occasionally accepts common stock for its business-to-business consulting services. At the date stock is received, the Company values the stock as follows:

         a) Common stock accepted as payment in a transaction from an associated company where there has been no prior public offering, but whose shares have been offered and sold in a significant private placement within the last 90 days, is initially valued based upon the last sale price of shares in the private placement.

         b) Common stock accepted as payment in a transaction from an associated company where there has been no public or significant private placement offering, is initially valued after considering the following criteria: market multiples analysis; acquisition multiples analysis; calculation of market capitalization based on the contemplated private placement sale price; realization of business plan objectives and management team expertise and ability to execute the business plan.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other non-marketable equity investments are initially recorded at estimated value. Associated companies not accounted for under either the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, the Company's share of the earnings and losses of these companies is not included in the Company's consolidated statements of operations.

The Company records its ownership interest in equity securities of its associated companies accounted for under the cost method at cost unless the securities have readily determinable fair values based on quoted market prices, in which case these interests would be accounted for in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Impairment valuation: On a continuous basis, but no less frequently than at the end of each quarterly reporting period, the Company evaluates the carrying value for financial statement purposes of its interests in each of its associated companies for impairment. These evaluations of impairment are based on achievement of business plan objectives and milestones of each associated company, the fair value of each ownership interest relative to its carrying value, the financial condition and prospects of the associated company, and other relevant factors. The business plan objectives and milestones that are considered include, among others, those related to financial performance, such as achievement of planned financial results and completion of capital raising activities. For financial statement purposes, the fair value of the Company's ownership interests in privately held associated companies is generally determined based on the prices paid by third parties for ownership interests in the associated companies, to the extent third party ownership interests exist, or based on the achievement of business plan objectives and the milestones described above.

Goodwill: The cost in excess of net assets acquired is capitalized as goodwill and is amortized on a straight-line basis over a fifteen-year period.

Income taxes: The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fair value of financial instruments: All financial instruments are carried at amounts that approximate estimated fair value.

Software development costs: The Company capitalizes software development costs incurred subsequent to the internal release of products for acceptance testing. Upon the general release of the product to customers, development costs for that product are amortized over periods not exceeding three years, based on the estimated economic life of the product.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Web site development costs: The Company accounts for costs incurred for web site development under Emerging Issues Task Force (EITF) 00-2, Accounting for Web Site Development Costs. Generally, all costs incurred in the planning and operational phases are expensed as incurred. For costs incurred in other phases, such as application and infrastructure development, graphics development and content development, the Company applies SOP 98-1 in determining whether to capitalize or expense these costs.

Reclassification: Certain balances at December 31, 1999, have been reclassified to conform with the current year presentation with no effect on results from operations.

NOTE 2. INVESTMENTS

Stock Received for Services

As of December 31, 2000 and 1999, the carrying value of investments in stock received for services was $1,244,248 and $6,099,578, respectively. No revenue was recognized in either year. In 2000, the Company reduced deferred revenue by $4,039,330 to recognize losses on investments that management determined to be other than temporary. The Company also returned all of the stock of one of its associated companies previously valued at $816,000, under a mutual release agreement.

                                December 31, 2000         December 31, 1999
                              --------------------------------------------------
                               Carrying       Cost       Carrying       Cost
                                 Value        Basis        Value        Basis
                              --------------------------------------------------

Stocks received for services  $1,244,248   $5,283,578   $6,099,578   $6,099,578

As of December 31, 2000 and 1999, other investments at estimated fair values consist of the following:

                                December 31, 2000         December 31, 1999
                              --------------------------------------------------
                               Carrying       Cost       Carrying       Cost
                                 Value        Basis        Value        Basis
                              --------------------------------------------------


Preferred stock (A)           $  500,000   $  500,000   $  500,000   $  500,000
Equity securities (B)          1,000,000    1,000,000         --          --
Limited partnership (C)           36,000      120,000         --          --
Other (D)                        311,510    2,113,096         --          --
                              --------------------------------------------------
                              $1,847,510   $3,733,096   $  500,000   $  500,000
                              ==================================================

(A) The Company has an investment of unregistered Series A 8% Cumulative Convertible Preferred Stock. The security carries demand and piggyback registration rights which became effective as of October 15, 1999. As of December 31, 2000 and 1999, the fair value of the security was $703,125 and $535,714, respectively, on a converted basis.

(B) On May 16, 2000, the Company purchased 333,333 shares of common stock of another associated company in a private placement at $3.00 per share.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2. INVESTMENTS (CONTINUED)

(C) On October 31, 2000, the Company purchased 6 units of limited partnership interests in a private placement at $20,000 per unit. As of December 31, 2000, the Company recognized an impairment loss of $84,000.

(D) As discussed in Note 3, the Company converted an associated company's note receivable and unpaid interest of $2,113,096 into 528,274 shares of the associated company's stock. As of December 31, 2000, the Company recognized an impairment loss of $1,801,586.

NOTE 3. NOTES RECEIVABLE

As of December 31, 2000 and 1999, the Company had notes receivable consisting of the following:

                                                        2000            1999
                                                    ----------------------------

Notes receivable                                    $ 1,050,000      $2,005,000
Less: Allowance for loan losses                        (300,000)         (5,000)
      Unamortized loan origination fee                    --           (116,364)
                                                    ----------------------------
Notes receivable, net                                   750,000       1,883,636
Less: Current portion                                     --          1,883,636
                                                    ----------------------------
Notes receivable, noncurrent                        $   750,000      $     --
                                                    ============================

The first note, in the amount of $5,000, was due upon the raise of at least $5,000 in proceeds by the Company in a best efforts private placement on behalf of an associated company. The note was convertible at the sole option of the Company into equity of the associated company at $4 per share. The promissory note bore interest at 8% per annum. The note went into default on September 30, 2000, and was charged off as of December 31, 2000.

The second note, in the amount of $2,000,000, was due upon the collection of $5 million in gross proceeds in a private placement or April 30, 2000, whichever comes first. The note bore interest at 12% per annum, payable in cash or in shares of the associated company's common stock. In April 2000, the Company converted the note and unpaid interest of $2,113,096 into 528,274 shares of the associated company's common stock. The Company also recognized a loan origination fee of $116,364 and $43,636 in 2000 and 1999, respectively.

The third note, in the amount of $100,000, was due upon the collection of $100,000 in gross proceeds in a private placement or April 30, 2000, whichever comes first. The note bore interest at 10% per annum, payable in cash or in shares of the associated company's common stock. The note was convertible into the associated company's common stock at $4 per share. The note went into default on September 30, 2000 and was charged off as of December 31, 2000.

The fourth note, in the amount of $100,000, was due upon the collection of $100,000 in gross proceeds in a private placement or April 30, 2000, whichever comes first. The note bears interest at 10% per annum, payable in cash or in shares of the associated company's common stock. The note is convertible into the associated company's common stock at $3 per share. The interest has been paid in cash current through April 30, 2001. The Company extended the maturity date of the note to August 31, 2001.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3. NOTES RECEIVABLE (CONTINUED)

The fifth note, in the amount of $200,000, was due upon the collection of $200,000 in gross proceeds in a private placement or May 30, 2000, whichever comes first. The note bears interest at 10% per annum, payable in cash or in shares of the associated company's common stock. The note is convertible into the associated company's common stock at $4 per share. The Company extended the maturity date of the note to July 1, 2001.

The sixth note, in the amount of $750,000 is due on August 9, 2005. The note bears interest at 8% per annum, payable quarterly in arrears commencing August 30, 2000. The note is convertible into the associated company's common or preferred stock at $2 per share. In the case of the associated company's successful completion of a private placement or initial public offering at a value exceeding $5,000,000 and at a price per share exceeding $8, the Company intends to convert the note into the associated company's common stock.

The following is an analysis of the allowance for losses for the years ended December 31, 2000 and 1999:

                                                             2000        1999
                                                          ----------------------

  Beginning balance                                       $   5,000    $   --
  Provision, charged to operations                          400,000      5,000
  Charge offs                                              (105,000)       --
                                                          ----------------------
  Ending balance                                          $ 300,000    $ 5,000
                                                          ======================

There were no cash payments received or interest income recognized in 2000 or 1999 on notes that are fully reserved for losses. If interest on these notes had been accrued at their original rates, such income would have approximated $25,055 and $33 for years ended December 31, 2000 and 1999, respectively.

NOTE 4. PROPERTY, EQUIPMENT AND LEASE COMMITMENTS

Property and equipment are summarized as follows for the years ended December 31, 2000 and 1999:


                                                         2000          1999
                                                     ------------------------
Machinery and equipment                              $  148,635   $  117,675
Computer equipment and software                         371,580      314,818
Office equipment and furniture                          425,173      242,195
Leasehold improvements                                  566,067      519,994
                                                     -----------------------
                                                      1,511,455    1,194,682
Less accumulated depreciation and amortization         (439,957)    (200,595)
                                                     -----------------------
                                                     $1,071,498   $  994,087
                                                     =======================

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4. PROPERTY, EQUIPMENT AND LEASE COMMITMENTS (CONTINUED)

The Company leases its office facilities for $11,880 per month under a noncancelable operating lease which expires in 2004. Taxes, insurance and maintenance are billed when due. Rent expense for the years ended December 31, 2000 and 1999, was $117,850 and $36,778, respectively.

As of December 31, 2000, the minimum commitments under these leases are as follows:

December 31,                                                Amount
--------------------------------------------------------------------------------
    2001                                                  $ 142,560
    2002                                                    142,560
    2003                                                    142,560
    2004                                                     95,040
                                                          ---------
    Total                                                 $ 522,720
                                                          =========

NOTE 5. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash and cash equivalents at December 31, 2000, that exceeded the balance insured by the FDIC or others by approximately $3,469,090. The Company monitors such credit risk and has not experienced any losses related to such risks.

NOTE 6. LINE OF CREDIT

During the period July 1999 through June 11, 2000, the Company had a line of credit facility with a financial institution. This line was collateralized by a certificate of deposit maintained by the same financial institution. Borrowings under this line carried a variable interest rate (7.09% at December 31, 1999). As of December 31, 1999, the Company had drawn down $800,000 on this line.

NOTE 7. INCOME TAXES

The deferred net tax assets consist of the following at December 31, 2000 and 1999:


                                                         2000           1999
                                                      --------------------------

Tax benefit on federal operating loss carryforward    $ 2,995,366   $ 1,302,748
Tax benefit on deferred revenue                           423,044        --
Less valuation allowance                               (3,418,410)   (1,302,748)
                                                      -------------------------
Net deferred tax assets                               $    --       $    --
                                                      =========================

At December 31, 2000, net federal operating losses of approximately $8.8 million are available for carryforward against future years' taxable income and expire through 2020. The Company's ability to utilize its federal net operating loss carryforwards is uncertain and thus a valuation reserve has been provided against the Company's net deferred tax assets.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8. COMMON STOCK SPLITS

On July 22, 1999, the Board of Directors declared a 2-for-1 stock split on the outstanding common stock, thereby increasing the number of issued and outstanding shares to 9,873,680, and decreasing the par value of each share to $0.00005. On November 16, 2000, the Board of Directors declared another 2-for-1 stock split of the outstanding common stock, thereby increasing the number of issued and outstanding shares to 19,747,360. The Board of Directors also amended its articles of incorporation to maintain the par value of the stock at $0.00005.

NOTE 9. STOCK OPTIONS AND WARRANTS

The Company established a Stock Option Plan (the Plan) effective January 2, 1999 which provides for the issuance of qualified options to all employees and non-qualified options to consultants and other service providers. The Company amended the Plan and reserved 4,000,000 shares of common stock for issuance under the amended Plan. During the twelve months ended December 31, 2000 and 1999, the Company granted 1,634,000 and 624,000 options, respectively. As of those dates, there were 2,020,000 and 624,000 outstanding options, respectively. The range of exercise prices are from $1.25 to $5.50. The options may be exercised no later than three years from the date of issuance. The weighted average fair value of options granted by the Company as of December 31, 2000 and 1999, was $5.82 and $2.43, respectively. None of these options have been exercised to date.

A summary of the status of stock options issued by the Company as of December 31, 2000 and 1999, is presented in the following table.

                                           2000                  1999
                                    --------------------------------------------
                                                Weighted             Weighted
                                                 Average              Average
                                                 Exercise             Exercise
                                    Number of      Price   Number of   Price
                                     Options    Per Option  Options  Per Option
                                    --------------------------------------------

Outstanding at beginning of year      624,000     $ 3.06     $  --     $  --
Granted                             1,634,000       5.12      624,000    3.06
Cancelled                            (238,000)      3.05        --        --
                                    --------------------------------------------
Outstanding at end of year          2,020,000     $ 4.73      624,000  $ 3.06
                                    ============================================
Exercisable at end of year          2,020,000     $ 4.73      624,000  $ 3.06
                                    ============================================

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9. STOCK OPTIONS AND WARRANTS (CONTINUED)

The following table sets forth additional information about stock options outstanding at December 31, 2000:

                                           Weighted
                                            Average       Weighted
                                           Remaining      Average
         Exercise       Options           Contractual     Exercise    Options
          Prices      Outstanding            Life           Price   Exercisable
--------------------------------------------------------------------------------
          $1.25          198,000          1.07 years       $ 1.25     198,000
           5.00        1,422,000          2.17 years         5.00   1,422,000
           5.50          400,000          2.17 years         5.50     400,000
                      ----------------------------------------------------------
                       2,020,000          2.06 years       $ 4.73   2,020,000
                      ==========================================================

The Company accounts for equity-based instruments issued or granted to employees using the intrinsic method as prescribed under APB No. 25, Accounting for Stock Issued to Employees.

During 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), which defines a fair value based method of accounting for stock options or similar equity instruments. The Company has elected to adopt the disclosure-only provisions of SFAS No. 123 in accounting for employee stock options. Accordingly, the Company has elected to account for its stock-based compensation plan under APB Opinion No. 25, an accounting standard under which related compensation need not be recognized in the year of the grant. However, the Company has computed, for pro forma disclosure purposes, the value of all options granted during the year ended December 31, 2000 and 1999, using the Black-Scholes option pricing model as prescribed by SFAS No. 123 and the weighted average assumptions as follows:

                                                        2000          1999
                                                      ----------------------
Weighted average fair value per option granted        $ 5.82         $ 2.43
Risk-free interest rate                                 6.00%          6.00%
Expected dividend yield                                 0.00%          0.00%
Expected lives                                          2.06           3.00
Expected volatility                                      --             --

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 9. STOCK OPTIONS AND WARRANTS (CONTINUED)

For purposes of pro forma disclosures under SFAS No. 123, the estimated fair value of options would be amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                              2000                1999
                                          ---------------------------------

    Net loss as reported                  $(6,226,525)        $ (3,833,748)
    Net loss (pro forma)                   (9,439,165)          (4,336,012)
    Basic net loss per share as reported        (0.31)               (0.21)
    Basic net loss per share (pro forma)        (0.48)               (0.24)

There is no readily available trading market for the common stock of the Company. The options to purchase the common stock have been valued at the price at which the options were granted.

During 1999, the Company granted warrants to purchase 908,720 shares of common stock at the price of $0.625 per share in exchange for financial and operational consulting services. These services were valued at $1,794,722 and the entire amount was charged to operations in 1999. These warrants will expire through March 2002. During 2000, the Company granted warrants to purchase 12,000 shares of common stock at the price of $5.00 per share in exchange for financial and operational consulting services. These services were valued at $9,900 and the entire amount was charged to operations in 2000. These warrants will expire through August 2003.

NOTE 10. NET LOSS PER SHARE

Net loss per share is computed based on the weighted average number of shares of common stock outstanding during the period. Basic net loss per share for years ended December 31, 2000 and 1999, was $0.31 and $0.21, respectively. Net loss per share does not include options and warrants as they would be anti-dilutive in 2000 and 1999 due to the net loss.

                                                            2000        1999
                                                       -------------------------

  Net loss                                             $(6,226,525) $(3,833,748)
  Weighted average of common shares                     19,788,241   18,244,110
  Basic and diluted net loss per weighted average share      (0.31)       (0.21)

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11. SEGMENT REPORTING

The Company has organized its business units into three reportable segments: e-finance, business-to-business and e-tailer. The e-finance segment is a broker-dealer that offers and sells securities in private placements. The business-to-business segment develops distinctive websites and provides business-to-business consulting services. The e-tailer segment is a manufacturer and distributor of pillows, blankets, and other bedding products. The Company also has subsidiaries, which do not meet the quantitative thresholds for reportable segments.

The Company's management reviews the operating companies' income to evaluate segment performance and allocate resources. Operating companies' income for the reportable segments excludes income taxes and amortization of goodwill. Provision for income taxes is centrally managed at the corporate level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by the Company's management. Goodwill and the related amortization are principally attributable to the business-to-business segment. The segments' accounting policies are the same as those described in the summary of significant accounting policies.

A. Reportable Segment Data at December 31, 2000 and 1999, was as follows:

                                              2000             1999
                                          ----------------------------
Sales to External Customers
  E-finance                               $   426,735       $  111,684
  Business-to-Business                         53,270          316,570
  E-tailer                                  1,048,987        1,028,640
                                          ----------------------------
    TOTAL SALES TO EXTERNAL CUSTOMERS     $ 1,528,992       $1,456,894
                                          ============================

Intersegment Revenues
  E-finance                               $     --          $    --
  Business-to-Business                          --               --
  E-tailer                                      --               --
                                          ----------------------------
    TOTAL INTERSEGMENT REVENUES           $     --          $    --
                                          ============================

Interest Revenue
  E-finance                               $   215,301       $    --
  Business-to-Business                        217,568          356,435
  E-tailer                                      9,945            4,215
                                          ----------------------------
    TOTAL INTEREST REVENUE                $   442,814       $  360,650
                                          ============================
Interest Expense
  E-finance                               $     --          $    --
  Business-to-Business                        (25,997)         (12,014)
  E-tailer                                     (8,230)           --
                                          ----------------------------
    TOTAL INTEREST EXPENSE                $   (34,227)      $  (12,014)
                                          ============================

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11. SEGMENT REPORTING (CONTINUED)


                                                        2000            1999
                                                --------------------------------
Depreciation and Amortization
  E-finance                                     $   (11,417)        $      (779)
  Business-to-Business                             (234,050)           (142,170)
  E-tailer                                              (18)              --
                                                -------------------------------
      TOTAL DEPRECIATION AND AMORTIZATION       $  (245,485)        $  (142,949)
                                                ===============================

Net Profit (Loss):
  E-finance                                     $(2,097,788)        $    62,278
  Business-to-Business                           (4,183,451)         (4,006,001)
  E-tailer                                          237,685             113,047
                                                -------------------------------
      NET PROFIT (LOSS)                         $(6,043,554)        $(3,830,676)
                                                ===============================

Total Assets
  E-finance                                     $ 4,327,330         $ 2,103,363
  Business-to-Business                            8,609,428          19,789,519
  E-tailer                                          386,377             225,582
                                                -------------------------------
      TOTAL ASSETS                              $13,323,135         $22,118,464
                                                ===============================

Expenditures for Segment Assets
  E-finance                                     $    55,009         $     --
  Business-to-Business                              263,385           1,109,281
  E-tailer                                              177               --
                                                -------------------------------
      TOTAL EXPENDITURES FOR SEGMENTS' ASSETS   $   318,571         $ 1,109,281
                                                ===============================

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11. SEGMENT REPORTING (CONTINUED)

B. Reconciliation of Segment Information


                                                          2000          1999
                                                      --------------------------
Revenues
--------
  Total revenues for reportable segments              $ 1,528,992   $ 1,456,894
  Other revenue                                              --          --
  Elimination of intersegment revenues                       --          --
                                                      -------------------------
        CONSOLIDATED TOTAL                            $ 1,528,992   $ 1,456,894
                                                      =========================

Net Loss
--------
  Total reportable segments' net loss                 $(6,043,554)  $(3,830,676)
  Other profit (loss) from non-reportable segment        (176,836)       (2,000)
  Unallocated amounts:
    Amortization of goodwill                               (2,144)       (1,072)
                                                      -------------------------
        NET LOSS                                      $(6,222,534)  $(3,833,748)
                                                      =========================

Assets
------
  Total assets for reportable segments                $13,323,135   $22,118,464
  Other assets                                               --          --
  Goodwill not allocated to segments                       28,944        31,088
  Eliminations on consolidation                        (4,539,640)   (2,184,482)
                                                      -------------------------
        CONSOLIDATED ASSETS                           $ 8,812,439   $19,965,070
                                                      =========================

NOTE 12. COMPLIANCE WITH THE INVESTMENT COMPANY ACT OF 1940

The staff of the investment management division of the Securities and Exchange Commission (SEC) has notified the Company that it may be deemed an "investment company" under the Investment Company Act of 1940. The Investment Company Act of 1940 regulates the operations of companies that are deemed to be "investment companies." The Company has accepted restricted securities as compensation for consulting services. The amount of securities accepted as compensation may result in the Company being deemed an "investment company," which would require it to register as an investment company or elect to be treated as a business development company under the Investment Company Act, both of which are inconsistent with its business model. If the Company is unable to comply with the regulations and certain restrictions imposed by the SEC, it would be required to restructure its operations, which could have a detrimental impact on its business. Circle Group is currently restructuring its holdings so as not to be deemed an "investment company." The accompanying consolidated financial statements and notes thereto have not been presented in accordance with investment company financial reporting requirements.

CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13. NET CAPITAL REQUIREMENTS

CGI Capital, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. CGI Capital, Inc. was in compliance with such requirements at December 31, 2000 and 1999.

NOTE 14. RELATED PARTY TRANSACTIONS

In 1999, the Company drew down $300,000 from its line of credit to purchase a certificate of deposit. The certificate of deposit was pledged to secure a personal line of credit for the Chairman of the Board of Directors. The certificate of deposit paid interest yearly at 6.77% and was scheduled to mature on March 7, 2003. The certificate of deposit was collateralized by 60,000 shares of the common stock of the Company owned by the Chairman of the Board of Directors. This certificate of deposit was redeemed and the line of credit replenished in the amount of $300,000 on June 15, 2000.

As of December 31, 1999, On-Line Bedding had a note payable to the President of On-Line Bedding in the amount of $57,429. The note was paid in full on June 5, 2000. In August 2000, On-Line Bedding made a lump sum interest payment of $8,230 to the President related to the note.

NOTE 15. SUBSEQUENT EVENT

On February 20, 2001, the Company converted its Series A 8% Cumulative Convertible Preferred Stock investment into 90,198 common shares of Startech Environmental Corp. The stock has been registered in a 1933 Act registration statement. The common stock trades on the OTC Bulletin Board trading system under the symbol "STHK." The Company classifies this investment as "Available for Sale" and the security is marked to market on a quarterly basis.

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors and Stockholders of Circle Group Internet, Inc and Subsidiaries.

I have audited the accompanying consolidated balance sheets of Circle Group Internet, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

I conducted these audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provided a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of Circle Group Internet, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its accounting policy of recognizing revenue, and methods of accounting for loan origination fee, consulting expense and stock offering costs. Certain errors resulting in overstatement of previously reported investment in stocks for services as of December 31, 1999, were also discovered by management of the Company. Accordingly, the 1999 consolidated financial statements have been restated to reflect the changes and to correct the errors.


Harold Y Spector, CPA
Pasadena, CA
March 7, 2000
(Except for Notes 5 and 17, the
 date is July 25, 2000, and Notes
 2, 4 and 7, the date is September 27, 2000)

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR YEARS ENDED DECEMBER 31, 1999 and 1998



                                                         1999                      1998
                                                     -----------              -----------
                                                      (Restated)

Sales                                                $ 1,456,894              $ 1,212,046

Cost of Goods and Services                             1,913,589                  672,094
                                                     -----------              -----------

Gross Profit (Deficit)                                  (456,695)                 539,952

Operating Expenses                                     3,723,929                  791,612
                                                     -----------              -----------

Loss from Operations                                  (4,180,624)                (251,660)

Other Income (Expenses)                                  348,612                   (2,049)
                                                     -----------              -----------

Loss before Minority Interest and Taxes               (3,832,012)                (253,709)

Minority Interest in net loss of subsidiary                  400                      280
                                                     -----------              -----------

Loss before Taxes                                     (3,831,612)                (253,429)

Provision for Income Taxes                                     0                        0
                                                     -----------              -----------

Net Loss                                             $(3,831,612)             $  (253,429)
                                                     ===========              ===========

Loss per share - Basic                               $    (0.420)             $    (0.036)
                                                     ===========              ===========

Weighted average shares outstanding - Basic            9,122,055                7,032,328
                                                     ===========              ===========


                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR YEARS ENDED DECEMBER 31, 1999 and 1998



                                                                       1999                      1998
                                                                  ------------               -----------
                                                                   (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                                      $ (3,831,612)              $   (253,429)
   Adjustments to reconcile net income (loss)
    to net cash provided by operating
    activities:
     Depreciation and Amortization                                    142,949                     16,909
     Amortization of Loan Origination Fee                             (43,636)                         0
     Provision for Loan Loss                                            5,000                          0
     Loss on Disposal of Assets                                             0                      6,464
     Distribution to owner                                                  0                     67,312
     Stock for Signing Bonus                                          555,000                          0
     Paid-in Capital for Officers' Compensation                             0                    104,980
     Stock Warrants for consulting services                         1,794,722                          0
     Minority Interest in net loss of subsidiary                         (400)                      (280)
     Stock for Professional Service                                    30,000                          0
    (Increase) Decrease in:
      Accounts Receivable                                             (47,891)                    30,724
      Interest Receivable                                             (30,000)                         0
      Prepaid Expenses                                                (14,219)                        40
      Inventories                                                      31,910                     (4,891)
      Deposits and Others                                             (29,445)                    (6,110)
      Investments-Stocks for Services                              (6,099,578)                         0
     Increase (Decrease) in:
      Accounts Payable                                                 (5,737)                    46,267
      Accrued Expenses and Other                                      (23,549)                    22,030
      Deferred Revenue                                              6,099,578                          0
                                                                 ------------               ------------

Net cash (used by) provided from operating
 Activities                                                        (1,466,908)                    30,016
                                                                 ------------               ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of Property and Equipment                              (1,109,281)                   (16,978)
   Purchase of Investment Securities                                 (500,000)                         0
   Purchase of Subsidiaries                                           (46,400)                   (35,000)
   Notes Receivable, net of unamortized
    $160,000 loan origination fee                                  (1,845,000)                         0
   Employee Loans and Advances                                        (68,231)                         0
   Purchase of Certificate of Deposit                                (300,000)                         0
   Restricted Cash - Certificate of Deposit                        (1,076,773)                         0
                                                                 ------------               ------------

Net cash used by investing activities                              (4,945,685)                   (51,978)
                                                                 ------------               ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from (Payment of) Officer's Loans                          57,429                    (16,578)
   Dividend Paid .                                                    (20,000)                   (20,000)
   Proceeds from Line of Credit                                       800,000                          0
   Cash Contributions                                                       0                      5,900
   Net proceeds from Sale of Common Stock                          13,318,912                    981,350
                                                                 ------------               ------------

Net cash provided from financing activities                        14,156,341                    950,672
                                                                 ------------               ------------

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                   FOR YEARS ENDED DECEMBER 31, 1999 and 1998



                                                                   1999                          1998
                                                                ----------                   ----------
                                                                (Restated)

NET INCREASE IN CASH                                             7,743,748                      928,710

CASH BALANCE AT BEGINNING OF YEAR                                1,076,276                       90,801
                                                                ----------                   ----------

CASH BALANCE AT END OF YEAR                                     $8,820,024                   $1,019,511
                                                                ==========                   ==========

SUPPLEMENTARY CASH FLOW INFORMATION
   Cash paid for interest                                       $    9,552                   $        0
                                                                ==========                   ==========
   Cash paid for income taxes                                   $    9,173                   $    7,907
                                                                ==========                   ==========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
   In 1998:
    Paid In Capital for Officers' Compensation                                               $  104,980
                                                                                             ==========
    A stockholder's draw of $67,312 is accrued in 1998 for
     the disposal of  an automobile:
       Net book value of automobile                                                          $   73,776
       Loss on Disposal of Assets                                                                (6,464)
                                                                                             ----------
                                                                                             $   67,312
                                                                                             ==========
   In 1999:
    Issuance of stocks for signing bonus                                                     $  555,000
                                                                                             ==========
    Issuance of stock for acquisition of a business from a
     related party                                                                           $1,000,000
                                                                                             ==========
    Dividend incurred for the excess of cost over the net
     assets acquired                                                                         $1,000,166
                                                                                             ==========

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF BUSINESS

Circle Group Internet, Inc. and subsidiaries (the "Company") is an Internet company with e-finance, business-to-business and e-tailer divisions. The Company was organized under the laws of the state of Illinois on May 5, 1994.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company uses the accrual basis of accounting for financial reporting, in accordance with generally accepted accounting principles.

Principle of Consolidation and Presentation

The accompanying consolidated financial statements include the accounts of Circle Group Internet, Inc. and its subsidiaries, On-Line Bedding Corporation, PPI Capital Corp., and CIG Securities, Inc., after elimination of all inter-company accounts and transactions. The acquisition of On-Line Bedding Corporation was accounted for as a combination of entities under common control in a manner similar to that of a pooling of interests with the excess cost over the net assets acquired treated as a dividend. The acquisition of PPI Capital Corp. from the principal shareholder was accounted for as a dividend. The historical costs of both companies' assets and liabilities were combined and became the recorded amounts of the Company's assets and liabilities. The accompanying financial statements have been prepared assuming that the combinations occurred as of January 1, 1998.

The acquisition of CIG Securities, Inc. was accounted for as a purchase. Under the purchase method, the accompanying consolidated statements and cash flows include only the subsidiaries' results since the date of acquisition, July 1, 1999. The pro forma results for the years ended December 31, 1999 and 1998, assuming the acquisitions had been made as of the beginning of 1998, would not be materially different than the reported results.

The consolidated statements of income and cash flows assume that On-Line Bedding Corporation is a "C" corporation.

Use of Estimates

In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations of Cash

The Company places its cash and cash equivalents with high quality financial institutions. At times, cash balances may be in excess of the FDIC insurance limit. Management considers the risk to be minimal.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue from sales of products is recognized when the products are shipped. Revenues from web design services are recognized when the services are complete. Non-marketable equity securities received in lieu of cash for business consulting services are recorded in the deferred revenue account at estimated value when received. Revenue from these contracts will be recognized over the life of the contract when it has been determined that there are no major uncertainties regarding the realizability of converting these equity securities to cash. This generally occurs after the client has completed a public offering or is acquired by a publicly traded company. Cash revenues received in advance from business consulting contracts are deferred and recognized over the life of the contract.

Accounts Receivable

The Company believes that substantially all receivables are collectible and has not established an allowance for doubtful accounts.

Inventories

Inventories consist of finished goods and are stated at the lower of cost or market, using the first-in, first-out method.

Notes Receivable and Allowance for Loan Losses

Notes Receivable are stated at unpaid principal balances, less the allowance for loan losses and net of deferred loan origination fees. Interest on notes is recognized over the term of the loan and is calculated using the simple-interest method on principal amounts outstanding. The accrual of interest on notes is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all currently accrued interest on the loan is reversed.

Loan Origination Fees are capitalized and recognized as an adjustment of the yield on the related loan using the straight-line method over the loan term.

The allowance for loan losses is maintained at a level, which in management's judgment is adequate to absorb potential losses. Management determines the adequacy of the allowance based upon reviews of business conditions, current economic conditions, the progress of the clients' private placements and other pertinent factors. Loan losses are charged to the allowance. Provisions for loan losses and recoveries of amounts previously charged off are added to the allowance.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is stated at cost. Maintenance and repair costs are expensed as incurred. Depreciation is calculated on the accelerated method over the estimated useful lives of the assets. Total depreciation expense for years ended December 31, 1999 and 1998 was $141,098 and $16,130, respectively.

Valuation - Stock Received for Services

The Company accepts common stock for its business-to-business consulting services. At the date stock is received the Company values the stock as follows:
   a) Common stock accepted in a transaction from a client company where there has been no prior public offering, but whose shares have been offered and sold in a significant private placement within the last 90 days, is valued based upon the last sale price of shares in the private placement.

   b) Common stock accepted in a transaction from a client company where there has been no public or significant private placement offering, is deferred and valued after considering the following criteria: market multiples analysis; acquisition multiples analysis; calculation of market capitalization based on the contemplated private placement sale price; realization of business plan objectives and management team expertise and ability to execute the business plan

Investments

The Company accounts for investments in stock accepted for services and other investments under the cost method. Non-marketable equity securities are recorded at estimated value. Management regularly reviews the operating performance and the assumptions underlying the cash flow forecasts to assess the carrying values for these investments. The carrying values of these investments are written down to reflect realizable value when events and circumstances indicate declines are other than temporary.

Goodwill

The cost in excess of net assets acquired of a subsidiary is capitalized as goodwill and is being amortized on a straight-line basis over a 180-month period.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The subsidiaries provide for income taxes on a separate-return basis and remit to or receive from the Company amounts currently payable or receivable. Income taxes have been provided using the liability method in accordance with Financial Accounting Standards Board Statement No. 109. "Accounting For Income Taxes" (SFAS No. 109). SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Restatement

The accompanying consolidated financial statements for year ended December 31, 1999 were restated to reflect the following changes:

Net Income as previously reported                                   $ 1,358,845
Adoption of SFAS 91(A)                                                 (116,364)
Understatement of Interest Receivable(B)                                 30,000
Understatement of Allowance for Loan Losses(C)                           (5,000)
Overstatement of Investment - Stock for Services(D)                  (3,305,840)
Understatement of Deferred Revenue(E)                                (1,647,409)
Understatement of expense for Consulting Services(F)                 (1,196,481)
Capitalized Stock Offering Costs(G)                                     143,518
Income Tax effect due to the changes(H)                                 907,119
                                                                    -----------
Net Loss as restated                                                $(3,831,612)
                                                                    ===========

Net Loss per share, restated(I)                                     $    (0.420)
                                                                    ===========

Subsequent to the original issuance of our December 31, 1999 financial statements, management determined that the following restatements were required.

   A. Previously, the Company inadvertently omitted $30,000 of accrued interest income for the three months ended December 31, 1999. (See Note
        7).

   B. The Company determined that an allowance for loan losses of $5,000 should be recorded after considering the clients' business and financial conditions, the progress of their private placements and the liquidity of the clients' equity. (See Note 7)

   C. Initially, the Company recorded its non-marketable securities received for services at their most recent private placement sale price. The values were adjusted in error based on subsequent private sales. The net effect was an overstatement in the Investment-Stock for Services account of $904,000.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restatement

        A miscount in the number of shares received from three client companies for services resulted in an overstatement of $972,000 in the Investment-Stock for Services account.

        At December 31, 1999 the Company entered into an agreement to provide consulting services to a client in return for stock valued at $1,429,840. At the time that these financial statements were prepared, the Company had sufficient reason to believe that the agreement would be terminated and determined that it should not record the receipt of stock.

        The total effect was an overstatement in the Investment-Stock for Services account of $3,305,840.

   D. A modification of the Company's revenue recognition policy precipitated a reduction in recorded Sales and a corresponding increase in the deferred revenue account in the amount of $1,647,409.

   E. Management determined that because warrants issued to outside consultants for various consulting services vested immediately, the proper accounting treatment is to expense an additional $1,196,481 in 1999 (See Note 15).

   F. During 1999 the Company expensed stock offering costs of $143,518. Subsequently, management determined that these costs should be deducted directly from stockholder's equity rather than expensed. The result of this change was to increase earnings by $143,518.

   G. The resulting income tax effect of the restatement of our financial statements, was a reduction in the provision for income tax and the income tax liability account in the amount of $907,119.

   H. The net effect of the restatement was a reduction of $0.57 in earnings per share.

NOTE 3 - ACQUISITIONS OF BUSINESS

On January 29, 1999, the Company acquired 100% of the issued and outstanding stock of On-Line Bedding Corporation (FKA Hos-Pillow Corporation, an Illinois corporation) from a related party, in exchange for 400,000 shares of the Company's common stock. The acquisition of On-Line Bedding Corporation has been accounted for as a combination of related parties treated in a manner similar to that of a pooling of interests, not a purchase combination. The results of operations of On-Line Bedding are included for all periods presented.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - ACQUISTIONS OF BUSINESS (Continued)

Aggregate purchase price, 400,000 shares of common stock
 @$2.50 per share                                            $1,000,000
                                                             ----------

Less: Net assets acquired
      Working Capital                                               184
      Property and equipment                                          0
      Other                                                         770
                                                             ----------
      Total                                                         954
                                                             ----------

Excess of purchase price over net assets acquired            $  999,046
                                                             ==========

The excess cost over the book value, of $999,046, was treated as a dividend to the related party.

On February 1, 1999, the Company acquired 80% or 3,200,000 of the issued and outstanding common shares of PPI Capital Corp. (a shell corporation), from a related party, the Chairman of the Board of Directors, for $20,000. This transaction was accounted for as a dividend, with the assets acquired and liabilities assumed recorded at book value.

On July 1, 1999, the Company acquired from a non-affiliated third party, 100% of the issued and outstanding common stock of CIG Securities, Inc. (a broker-dealer domiciled in Florida) for $35,000. On November 12, 1999, the National Association of Securities Dealers, Inc. (NASD) granted the application of CIG Securities, Inc. with regard to its change of ownership, control, and operations. This transaction has been accounted for under the purchase method of accounting and the results of operations of CIG Securities are included in the historical financial statements from the date of acquisition.

The purchase price was allocated to the net assets acquired based on their fair market values. As a result of this allocation, $32,160 of the purchase price was allocated to excess of purchase price over net assets acquired and was capitalized as goodwill.

Cash Price                                               $ 35,000
                                                         --------

Less: Net assets acquired
      Working Capital (Deficit)                            (2,017)
      Other                                                 4,857
                                                         --------
      Total                                                 2,840
                                                         --------

Excess of purchase price over net assets acquired        $ 32,160
                                                         ========

NOTE 4 - INVESTMENTS - STOCK FOR SERVICES

As of December 31, 1999, Investments in stock received for services totaled $6,099,578, all of which were deferred as of that date. Management evaluated each investment as of December 31, 1999 and they believed that there was no impairment of the investments. Accordingly, no realized loss on these investments was recognized for the year.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - INVESTMENTS - STOCK FOR SERVICES (Continued)


                                    No. of           Estimated         Valua-
Valuation                           shares           Value             tion     Revenue          Deferred
Date              Entity            Received         at 12/31/99       Method   Earned           Revenue
---------         ----------        ---------        -----------       ------   -----------      -------
4/23/99           Company I         272,000          $  272,000          b      $        0       $  272,000
5/7/99            Company II        200,000           1,000,000          a               0        1,000,000
5/28/99           Company III        90,000             180,000          a               0          180,000
9/15/99           Company IV        160,000             640,000          b               0          640,000
9/23/99           Company V         340,000           1,360,000          a               0        1,360,000
11/12/99          Company VI        400,000           1,200,000          b               0        1,200,000
11/10/99          Company VII       210,526             631,578          b               0          631,578
       *          Company VII
12/29/99          Company IX        272,000             816,000          b               0          816,000
                                                     ----------                 ----------       ----------
                  Total                              $6,099,578                 $        0       $6,099,578
                                                     ==========                 ==========       ==========


*During the year ended December 31, 1999 the Company entered into an agreement to provide consulting services to a client in return for stock valued at $1,429,840. At the time that the financial statements were prepared, the Company had sufficient reason to believe that the agreement would be terminated and determined that it should not record the receipt of stock.

NOTE 5 - OTHER INVESTMENTS

In September 1999, the Company invested in an unregistered Series A 8% Cumulative Convertible Preferred Stock (Convertible Preferred Stock) at a price of $10.00 per share. Dividends on the Convertible Preferred Stock accrue cumulatively at the rate of 8% of the stated value of $10.00 per share per annum through the Redemption Date unless converted and are payable quarterly in additional shares of Convertible Preferred Stock. After four months from the date of issuance and prior to redemption each share of Convertible Preferred Stock is convertible into that number of shares of Common Stock of the holder determined by dividing the purchase price per share ($10.00) by 80% of the market price per share of common stock as of the first closing date, subject to a minimum conversion price of $4.00 per share and a maximum conversion price of $6.00 per share. Commencing twelve months from the date of issuance, the Convertible Preferred Stock shall be redeemable by the holder, in whole but not in part, at $12.00 per share plus all accumulated and unpaid dividends on 30 day's prior written notice, provided that the closing bid price of the common stock for the 20 consecutive trading days prior to the date of redemption notice has equalled or exceeded $13.00 per share. In the event of a liquidation, the holders of the Convertible Preferred Stock shall be entitled to a liquidation preference per share equal to the redemption price on the date of such liquidation. There is no public market for the Convertible Preferred Stock. The Common Stock is traded on the OTC Bulletin Board. As of December 31, 1999, these securities had a fair value of $535,714 on a converted basis.

NOTE 6 - RESTRICTED CASH

Restricted cash represents the encumbered portion of a certificate of deposit set aside for securing a line of credit (See Note 9).

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - NOTES RECEIVABLE

As of December 31, 1999, CIG Securities, Inc. (CIG) had two notes receivable from its client companies. The first note, in the amount of $5,000, is due upon the client company receiving at least $5,000 in proceeds through CIG in a best efforts private placement on behalf of the client. The note is convertible at the sole option of the Company into equity of the client company at $4 per share. The note bears interest at 8% per annum. There is no public market for the borrowers securities.

The second note, in the amount of $2,000,000, and any accrued but unpaid interest are due upon the earlier of the client receiving $5 million in gross proceeds in a private placement conducted by CIG or April 30, 2000. The loan bears interest at 12% per annum, payable in cash or in shares of the client's common stock. The note is convertible at the sole option of the Company into equity of the client at $4 per share. The note is secured by the client's unencumbered assets and a first mortgage on two real properties located in Michigan. In addition, CIG recognized $160,000 (8% of the note) as a loan origination fee, which is amortized over the life of the loan as an adjustment of the yield. As of December 31, 1999, the balance of the unamortized loan origination fee was $116,364, and an accrual of interest income of $30,000 is recognized. There is no public market for the borrowers securities.

As of December 31, 1999, the allowance for loan losses related to all notes was $5,000.

NOTE 8 - NOTE PAYABLE - SHAREHOLDER

As of December 31, 1999, On-Line Bedding had a note payable to the President of On-Line Bedding in the amount of $57,429. No interest is being charged on the loan, and it is due on demand.

NOTE 9 - LINE OF CREDIT

The Company has a line of credit with a bank in the amount of $1,000,000. The line carries a variable rate of interest (7.09% at December 31, 1999), matures on June 15, 2000 and requires monthly interest payments. As of December 31, 1999, the Company owes $800,000 against the line. The loan is secured by a certificate of deposit in excess of the line of credit.

NOTE 10 - PROVISION FOR INCOME TAXES

Due to net operating losses and the uncertainty of realization, no tax benefit has been recognized for operating losses.

At December 31, 1999, net federal operating losses of approximately $3.8 million are available for carryforward against future years' taxable income and expire in 2020. The Company's ability to utilize its federal net operating loss carryforwards is uncertain and thus a valuation reserve has been provided against the Company's net deferred tax assets.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - PROVISION FOR INCOME TAXES (Continued)

The deferred net tax assets consist of the following at December 31:

                                                       1999             1998
                                                   -----------      -----------
Net Federal Operating Loss Carryforwards           $ 1,302,748      $    37,749
Valuation Allowance                                 (1,302,748)         (37,749)
                                                   -----------      -----------

Net deferred tax assets                            $         0      $         0
                                                   ===========      ===========

NOTE 11 - REGULATION A OFFERING

In January 1999, the Company completed a self-underwritten offering of 1,000,000 shares of its common stock at $2.50 per share, pursuant to Regulation A of the Securities Act of 1933 as amended, resulting in gross proceeds of $2,500,000.

NOTE 12 - REGULATION D OFFERING - FIRST

In March 1999, the Company completed a private placement offering of 153,480 shares of its common stock at $2.50 per share or an aggregate of $383,700 pursuant to Rule 506 of Regulation D of the Securities Act of 1933 as amended.

NOTE 13 - REGULATION D OFFERING - SECOND

In July 1999, the Company completed a private placement offering of 1,233,200 shares of its common stock at $10 per share or an aggregate of $12,332,000 pursuant to Rule 506 of Regulation D of the Securities Act of 1933 as amended.

Total expenses related to the offerings were $143,518.

NOTE 14 - STOCK SPLITS

On July 22, 1999, the Board of Directors declared a split of the outstanding and issued stock from each one(1) share into two(2) shares, thereby increasing the number of issued and outstanding shares to 9,873,680, and decreasing the par value of each share to $0.00005. According to GAAP, stock splits refer to stock dividends that generally are in excess of 20 to 25% of currently outstanding shares. In a stock split, no part of retained earnings should be transferred to capital stock or additional paid-in capital, other than as required by state law. Instead, the number of shares of stock outstanding is increased and the par value per share is decreased accordingly. All references in the accompanying financial statements to the number of common shares and per share amounts for 1999 and 1998 have been restated to reflect the stock split.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - STOCK OPTIONS AND WARRANTS

Stock Options Granted to Employees

The Company established the 1999 Stock Option Plan (the Plan) effective January 2, 1999, which provides for the issuance of qualified options to all employees and non-qualified options to consultants and other service providers. The Company has reserved 1,000,000 shares of common stock for issuance under the Plan. The Company granted 312,000 options under the Plan as of December 31, 1999. The range of exercise prices was from $2.50 to $10.00. The options may be exercised no later than three years from the date of issuance. The weighted average fair value of options granted by the Company as of December 31, 1999 was $4.85. None of these options have been exercised to date.

A summary of the status of stock options issued by the Company as of December 31, 1999 is presented in the following table. There were no options issued or outstanding at December 31, 1998.

                                                           Weighted Average
                                           Number of       Exercise Price
                                           Shares          per share
                                           ---------       ---------
Outstanding at beginning of period               --            --
Granted                                     312,000         $6.13
Exercised                                        --            --
Cancelled                                        --            --
                                            -------         -----
Outstanding at end of period                312,000         $6.13
                                            =======         =====

Exercisable at end of period                312,000         $6.13
                                            =======         =====

The following table sets forth additional information about stock options outstanding at December 31, 1999:

Range of   Number            Weighted         Weighted     Number
Exercise   Outstanding       Average          Average      Exercisable
Prices     as of             Remaining        Exercise     as of
--------   Dec. 31, 1999     Contractual      Price        Dec 31, 1999
           -------------     Life             --------     ------------
                             -----------
$ 2.50     161,000           2.07 years       $ 2.50       161,000
$10.00     151,000           2.46 years       $10.00       151,000
           -------           ----             ------       -------
           312,000           2.26 years       $ 6.13       312,000
           =======           ====             ======       =======

The Company accounts for equity-based instruments issued or granted to employees using the intrinsic method as prescribed under APB No. 25 Accounting for Stock Issued to Employees.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15 - STOCK OPTIONS AND WARRANTS (Continued)

During 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), which defines a fair value based method of accounting for stock options or similar equity instruments. The Company has elected to adopt the disclosure-only provisions of SFAS 123 in accounting for employee stock options. Accordingly, the Company has elected to account for its stock-based compensation plan under APB Opinion No. 25 an accounting standard under which no related compensation was recognized in 1998, the year of the grant; however the Company has computed for pro forma disclosure purposes, the value of all options granted during the year ended December 31, 1999 using the Black-Scholes option pricing model as prescribed by SFAS No. 123 and the weighted average assumptions as follows.

                                                              Fiscal year ended
                                                              December 31, 1999
                                                              -----------------
Weighted average fair value per option granted                $4.85
Risk-free interest rate                                       6.00%
Expected dividend yield                                       0.00%
Expected Lives                                                3.00
Expected volatility                                           0.00

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

Net Income (Loss) as reported and restated                    $(3,831,612)
                                                              ===========
Net Income (Loss) - restated (pro forma)                      $(4,336,012)
                                                              ===========
Basic Earnings per share as reported and restated             $     (0.42)
                                                              ===========
Basic Earnings per share  - restated (pro forma)              $     (0.47)
                                                              ===========

There is no readily available trading market for the common stock of the Company. The options to purchase the common stock have been valued at the price at which the options were granted.

Stock Warrants Granted in Exchange for Services

During 1999, the Company granted warrants to purchase 227,180 shares of common stock at the price of $2.50 per share in exchange for financial and operational consulting services. These services were valued at $1,794,722 and the entire amount was recorded as a general and administrative expense in the accompanying statements of operations. These warrants will expire by March 2002.

NOTE 16 - NET LOSS PER SHARE

Net loss per share is computed based on the weighted average number of shares of common stock outstanding during the period. Basic net loss per share for years ended December 31, 1999 and 1998 is $0.420 and $0.036, respectively. Net loss per share does not include options and warrants as they would be anti-dilutive in 1999 and 1998 due to the net loss in those years.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17 - SEGMENT REPORTING

The Company organizes its business units into three reportable segments: e-finance, business-to-business and e-tailer. The e-finance segment is a broker-dealer that offers and sells securities in private placements and public offerings. The business-to-business segment develops distinctive websites and provides business-to-business consulting services. The e-tailer segment is a manufacturer and distributor of pillows, blankets, and other bedding products. The Company also has a shell subsidiary, which does not meet the quantitative thresholds for reportable segments.

The Company's management reviews the operating companies income to evaluate segment performance and allocate resources. Operating companies income for the reportable segments excludes income taxes, minority interest and amortization of goodwill. Provision for income taxes is centrally managed at the corporate level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by the Company's management. Goodwill and the related amortization are principally attributable to the business-to-business segment. The segments' accounting policies are the same as those described in the summary of significant accounting policies.

A. Reportable Segment Data were as follows:

                                                        December 31,
                                                 1999                1998
                                             ----------           ----------
Sales to External Customers
   E-finance                                 $  111,684           $        0
   Business-to-Business                         316,570              333,833
   E-tailer                                   1,028,640              873,713
                                             ----------           ----------
   Total Sales to External Customers         $1,456,894           $1,212,046
                                             ==========           ==========

Intersegment Revenues
   E-finance                                 $        0           $        0
   Business-to-Business                               0                    0
   E-tailer                                           0                    0
                                             ----------           ----------
   Total Intersegment Revenues               $        0           $        0
                                             ==========           ==========

Interest Revenue
   E-finance                                 $        0           $      256
   Business-to-Business                         356,435                1,443
   E-tailer                                       4,215                2,716
                                             ----------           ----------
   Total Interest Revenue                    $  360,650           $    4,415
                                             ==========           ==========

Interest Expense
   E-finance                                 $        0           $        0
   Business-to-Business                          12,014                    0
   E-tailer                                           0                    0
                                             ----------           ----------
   Total Interest Expense                    $   12,014           $        0
                                             ==========           ==========

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17 - SEGMENT REPORTING (Continued)

                                                         December 31,
                                                   1999                1998
                                               ------------       ------------
Depreciation and Amortization
   E-finance                                   $        779       $        779
   Business-to-Business                             141,098             11,744
   E-tailer                                               0              4,386
                                               ------------       ------------
   Total Depreciation and Amortization         $    141,877       $     16,909
                                               ============       ============

Segments' Profit and Losses:
   E-finance                                   $     62,278       $     (5,925)
   Business-to-Business                          (4,004,265)           (95,511)
   E-tailer                                         113,047           (150,873)
                                               ------------       ------------
   Total Segments' profit and losses           $ (3,828,940)      $   (252,309)
                                               ============       ============

Segments' Assets
   E-finance                                   $  2,103,363       $     17,962
   Business-to-Business                          19,789,519          1,067,617
   E-tailer                                         225,582            123,910
                                               ------------       ------------
   Total Segments' assets                      $ 22,118,464       $  1,209,489
                                               ============       ============

Expeditures for Segment Assets
   E-finance                                   $          0       $          0
   Business-to-Business                           1,109,281             13,970
   E-tailer                                               0              3,008
                                               ------------       ------------
   Total Expeditures for Segments' assets      $  1,109,281       $     16,978
                                               ============       ============

B. Reconciliation of Segment Information:

Revenues
   Total revenues for reportable segments      $  1,456,894       $  1,212,046
   Other Revenue                                          0                  0
   Elimination of intersegment revenues                   0                  0
                                               ------------       ------------
   Consolidated Total                          $  1,456,894       $  1,212,046
                                               ============       ============

Profit and Losses
   Total reportable segments' profit and
    losses                                     $ (3,828,940)      $   (252,309)
   Other Profit (Loss) from non-reportable
    Segment                                          (2,000)            (1,400)
   Unallocated amounts:
   Amortization of Goodwill                          (1,072)                 0
   Minority Interest                                    400                280
                                               ------------       ------------
   Consolidated Income before income Taxes     $ (3,831,612)      $   (253,429)
                                               ============       ============

Assets
   Total assets for reportable segments        $ 22,118,464       $  1,209,489
   Other Assets                                           0                  0
   Elimination of Intercompany assets            (2,185,082)           (55,000)
   Goodwill not allocated to segments                31,088             21,690
   Other unallocated amounts                              0              1,856
                                               ------------       ------------
   Consolidated Assets                         $ 19,964,470       $  1,178,035
                                               ============       ============

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 18 - LEASE COMMITMENTS

The Company leases its office facilities for $6,030 per month. Rental increases occur every three months for the first year. Thereafter the monthly rental is $11,555. Taxes, insurance and maintenance shall be billed when due.

As of December 31, 1999, the minimum commitments under these leases are as follows:

                    December 31,               Amount
                    ------------              --------
                    2000                       $117,545
                    2001                        143,410
                    2002                        142,560
                    2003                        142,560
                    2004                         92,440
                                               --------
                    Total                      $638,515
                                               ========

Rent expense for years ended December 31, 1999 and 1998 was $36,778 and $38,635, respectively.

NOTE 19 - PRIVATE PLACEMENTS SUBJECT TO RESCISSION

The staff of the enforcement division of the Securities and Exchange Commission has notified CGI Capital, Inc. (CGI) that it will be recommending that the Commission institute administrative proceedings against CGI charging violations of Section 5 of the Securities Act of 1933 and Section 15(b)(4) of the Securities Exchange Act of 1934 in connection with two private placement securities offerings from August 1999 through December 1999. In the event that the SEC brings an action, investors who purchased securities in the two offerings could bring actions against the Company and/or CGI for rescission of their purchases. Maximum exposure to the Company could be $1,041,210. In addition, other securities regulators, including the NASD and state securities regulators, could bring actions against CGI Capital making similar allegations and seeking additional sanctions against the firm. There could be collateral lawsuits concerning the consequences of any such rescission. The likelihood of such suits or the potential exposure to the company is unknown at this time.

NOTE 20 - RELATED PARTY TRANSACTIONS

The Company acquired businesses from related parties(See Note 3). The Chairman was a co-founder of On-Line Bedding Corporation, which was acquired by the Company from the parents of the Chairman. This transaction was accounted for as a combination of related parties treated in a manner similar to that of a pooling of interests. The excess cost over the net assets acquired is treated as a dividend to the related party.

The Company acquired PPI Capital Corp. (a shell corporation) from the Chairman of the Board of Directors. This transaction was accounted for as a dividend.

                  CIRCLE GROUP INTERNET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 20 - RELATED PARTY TRANSACTIONS (Continued)

During 1999, the Company loaned the Chairman of the Board the sum of $935,000. The loan is evidenced by a secured promissory note and a first mortgage on a residence. The loan was paid in full in December 1999. Interest received on the loan was $18,700.

The Company drew down $300,000 from the line of credit to purchase a certificate of deposit. The certificate of deposit was pledged to secure a personal line of credit of the Chairman of the Board of Directors. The certificate of deposit pays interest yearly at 8.25% and matures on December 16, 2002. The certificate of deposit is collateralized by 50,000 shares of the common stock of Circle Group Internet, Inc. owned by the Chairman of the Board of Directors. The certificate of deposit was closed and the line of credit replenished in the amount of $300,000 on March 7, 2000.

As of December 31, 1999, On-Line Bedding had a note payable to the President of On-Line Bedding in the amount of $57,429. No interest is being charged on the loan, and it is due on demand.

As of December 31, 1999, the Company issued 84,000 shares of its common stock to employees as a signing bonus of $555,000. The compensation was expensed.

All officers' salaries have been expensed as officers' salaries or compensation. Officers' compensation expense was $322,667 and $136,000 for years ended December 31, 1999 and 1998, respectively. In 1999, the total amount was paid in full. In 1998, the Company paid and accrued $31,020; the balance of $104,980 was additional paid-in capital.

In November 1997, On-Line Bedding purchased a new vehicle to be used by Edward Halpern, the President of On-Line Bedding, from an unaffiliated third party for approximately $75,816. In November 1998, prior to our acquisition of On-Line Bedding, Mr. Halpern purchased the vehicle from On-Line Bedding for $41,800. At the time of the purchase, the depreciated value of this vehicle on On-Line Bedding's financial statements was $73,776. The purchase price paid by Mr. Halpern was equal to the then loan value of the vehicle. On-Line Bedding recognized a loss on the sale of this asset of approximately $31,976 during the fiscal year ended December 31, 1998.

NOTE 21 - YEAR 2000

The year 2000 issue affects the company's internal systems, including IT systems. The Company has assessed the readiness of its critical systems for handling the year 2000. Testing and remediation of all systems has been completed. Management believes that all critical systems are year 2000 compliant. The financial impact of making the replacements and modifications to the Company's systems was not material to the Company's financial position or results of operations. Management does not rely on outside vendors for any products or services that would adversely affect the Company's ability to function, should those outside vendor's products or services not be Year 2000 compliant.

NOTE 22 - SUBSEQUENT EVENT

On February 14, 2000, the Board of Directors and sole shareholder of CIG Securities, Inc. elected to change the name of the Company to CGI Capital, Inc.

A note receivable in the amount of $2,000,000 and accrued interest of $114,667 was converted into equity of a client at $4 per share on April 30, 2000. (See
Note 7)

                                    PART III

                                INDEX TO EXHIBITS

        EXHIBIT NO.                        DESCRIPTION
        -----------                        -----------

            2.1 Articles of Incorporation of Circle Group Internet Inc. (Incorporated by reference to Exhibit 2.1 to Circle Group's Registration Statement on Form 1-A (SEC File No. 333-83701))
            2.2 Bylaws of Circle Group Internet Inc. (Incorporated by reference to Exhibit 2.2 to Circle Group's Registration Statement on Form 1-A (SEC File No. 333-83701))
            3.1            Specimen Certificate for Common Stock
            6.1 Gregory J. Halpern Employment Agreement, dated January 2, 1999 and Addendum
            6.2            Arthur Tanner Employment Agreement, dated March 1,
                           1999
            6.3            Michael Theriault Employment Agreement, dated June 1,
                           1999
            6.4            Dana Dabney Employment Agreement, dated January 2,
                           1999
            6.5            Circle Group Internet Inc. 1999 Stock Option Plan
            6.6 Industrial Lease Agreement between CLO Enterprises and Circle Group Internet Inc., dated May 20, 1999
            6.7 Industrial Lease Agreement between CLO Enterprises and Circle Group Internet Inc., dated June 18, 1999
            6.8* Agreement to Purchase Real Estate between Circle Group Internet Inc., Northern Trust Bank/Lake Forest and CLO Enterprises, dated as of August 16, 2001
           10.1            Consent of Harold Y. Spector, CPA
           10.2            Consent of McGladrey & Pullen, LLP


           --------------
           * To be filed by amendment.

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               CIRCLE GROUP INTERNET INC.
                                               (Registrant)



Date: August 16, 2001                          By:    /s/ Gregory J. Halpern
                                                  ------------------------------
                                                     Gregory J. Halpern
                                                     Chairman of the Board and
                                                     Chief Executive Officer